3/8

07025844

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cementos Lima S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 13 2007

THOMSON FINANCIAL

FILE NO. 82- 03911 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT: 8/9/07

Cementos Lima S.A.

RECEIVED

2007 AUG -8 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FILE NO. 82-3911**

VAL-077-07

August 1st, 2007

ARS 12/31/06

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Edited Annual Report 2006.

2. Quarterly Report as of March 31, 2007.

   Date: filed with CONASEV on June 19, 2007.

   Required by: CONASEV

3. Monthly information as of June 30, 2007 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on July 4, 2007.

   Required by: CONASEV

4. Quarterly information as of June 30, 2007 relating ADRs transactions.

   Date: filed with CONASEV on July 4, 2007.

   Required by: CONASEV

5. Letter related to the Board of Directors' Meeting to be held on July 18, 2007.

   Date: filed with CONASEV on July 12, 2007.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

6. Resolution adopted at the July 18, 2007 Board of Directors' Meeting concerning appointment of Outside Auditors

   Date: filed with CONASEV on July 18, 2007.

   Required by: CONASEV

7. Resolution adopted at the July 18, 2007 Board of Directors' Meeting concerning a cash dividend of US$ 0.23 per Share of Common Stock and US$ 0.0230 per Investment Share

   Date: filed with CONASEV on July 18, 2007.

   Required by: CONASEV

8. Interim unaudited Financial Statements as of June 30, 2007.

   Date: filed with CONASEV on July 18, 2007.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

building **excellence**

# annual report 2006


MENTOS LIMA
SOL
ERU - S.A.

**Cementos Lima S.A.**

building **excellence**



annual report

2006

Cementos Lima S.A.

**PRICES OF TYPE I CEMENT**

As of December 31st 2006

(in Nuevos Soles, ex-works per metric ton, excluding packing, distribution fee and VAT)



Average current prices
Average constant prices
350
340
330
320
310
300
290
280
0
337.69
297.78
332.02
297.78
315.61
297.78
311.56
300.82
304.83
303.76
2002
2003
2004
2005
2006


**DOMESTIC MARKET DESPATCHES PER YEAR**

(thousands of tons)



2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
0
1,368
1,468
1,501
1,574
1,743
1,942
2001
2002
2003
2004
2005
2006

TOTAL LONG TERM DEBT AT CONSTANT VALUE
As of December 31st 2006



Thousands of Nuevos Soles
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
323,372
212,344
111,286
46,150
14,970
5,216
0
2000
2001
2002
2003
2004
2005
2006


# results

Sales increase, production records, cost reductions and improved export prices drove performance in 2006

TOTAL EXPORTS
(thousands of tons)



900
800
700
600
500
400
300
200
100
0
47
385
525
589
709
971
855
2000
2001
2002
2003
2004
2005
2006

Atocongo plant





# Board of Directors | Management

**President**
Eng. Jaime Rizo Patrón

**Vice-chairman**
Eng. Ricardo Rizo Patrón

**Directors**
Eng. Juan de la Piedra
Dr. Oscar de Osma
Dr. Alfredo Gastañeta
Eng. Marcelo Rizo Patrón
Dr. Julio Ramírez
Eng. Jaime Sotomayor
Lic. Alfredo Miguel Torres
Eng. Carlos Ugás
Eng. Jesús Antonio Zamora

**SINDICATO DE INVERSIONES Y ADMINISTRACIÓN S.A. (SIA)**

**General Manager**
Eng. Carlos Ugás
Representative of SIA in the General Management

**Administration Manager**
Mr. Jorge Trelles

**Corporate Development Manager**
Eng. Jaime Bustamante

**Project Manager**
Eng. Aldo Solimano

**Financial Manager**
Mr. Alvaro Morales

**Legal Manager**
Dr. Julio Ramírez

**Operations Manager**
Eng. Evor Velezmoro

**Technical Advisors**
ARPL Tecnología Industrial S.A.


UTILIDAD NETA
(en millones de nuevos soles corrientes)
20
80

# Annual Report of the Board of Directors of Cementos Lima S.A. for fiscal year 2006

By law and the requirements of the Articles of Incorporation of our Company, the Balance Sheet, Profit and Loss Statement, Changes in Net Equity and Cash Flow Account for the fiscal year ending on the 31st of December 2006 are submitted to the General Meeting of Shareholders together with this Annual Report summarising the most important events affecting the Company's progress during 2006 and up to the 21st of February 2007, the date on which they were approved by the Company's Board of Directors.

In addition, we submit the company's Social Responsibility Report, which describes the most important activities in support of the community carried out during 2006.



01

# National and international environment

## Building excellence with a vision for the future







# National and international environment

The Peruvian economy once again performed very well in 2006, achieving growth of 8.0%, the highest rate since 1995, making an accumulated growth of 26% in the last five years. It should be said that at the beginning of 2006, the market consensus forecasted a growth in 2006 of less than 5%. Similarly, the construction sector achieved growth of 14.7%, also the highest rate since 1997. Inflation during the year, as measured by the Consumer Prices Index, was only 1.14%, the lowest in Latin America and the lowest in Peru for at least 60 years, with the exception of the period of deflation in 2001. Wholesale prices, according to the Wholesale Prices Index, rose by 1.33%.

**Other outstanding achievements of the Peruvian economy during 2006 were:**

- The greatest fiscal surplus in its history: more than 1,5% of GDP.
- For the first time a fiscal surplus and current account surplus were achieved in the same year.
- The greatest trade surplus in the country's history: 8.85 billion dollars, with a new record for exports of 23.75 billion dollars (37% growth compared to 2005) making this year the fifth consecutive year of trade surplus.
- A record level of Net International Reserves at 17.28 billion dollars (22.5% higher than at the end of 2005).
- Private investment doubled the initial estimates of growth (16% versus 8%).

In general, the majority of economic indices exceeded the levels forecasted at the beginning of the year by all economic analysts.

As far as the exchange rate was concerned, just as in 2004 the Nuevo Sol appreciated by 6,8%.



**Peru's economy achieved a growth of 8%, the highest fiscal and trade surpluses in its history and the lowest inflation in Latin America.**

Risk classification international agencies regularly reduced Peru's country risk, confirming the improvement of the Peruvian economy, which, measured by the Emerging Markets Bond Index (EMBI) published by JP Morgan, ended the year at 118 pbs, having reached a historic low of 117 pbs the day before the close of the year. Thus Peru is now one step below "investment grade".

Growth by sector was general, with the exception of the fishing industry, which contracted by about 1% because of lower landings of Peruvian anchoveta. The construction sector had the highest growth rate for the first time since 1997. Self-building and the "MiVivienda" and "Techo Propio" programmes continued to drive this growth.

The international environment continued to favour the Peruvian economy, with the world economy growing at a higher rate than its historic average, with an abundance of liquidity and low rates of interest. Thus metal prices rose even further, which resulted in a 26% improvement in Peru's terms of trade, according to the Central Reserve Bank of Peru.

These achievements by the Peruvian economy are especially noteworthy, because they occurred during a year of country government change coupled with a difficult electoral process plagued with uncertainty about the future.

During 2006, the Peruvian Congress approved a Free Trade Agreement with the United States of America. The discordant note in this positive outlook was that the United States Congress decided to postpone a vote on the treaty, which has caused a lot of uncertainty in the country. Considering that the treaty has afar more positive aspects than negative ones for the future economic welfare of Peru, we hope that the US Congress finally approves it during the first half of 2007.

# 02

# Investments, operations and administration

## Building excellence with hard work





Cementos Lima S.A.





# Investments, operations and administration

The Board of Directors and General Management exercised by Sindicato de Inversiones y Administracion S.A. (SIA) gave priority to increasing the Company's growth through enhasing its activities in local and foreign markets. To consolidate our position in Peru and ensure that products are available for export, firstly we approved an investment of approximately US$ 120 million to increase the production capacity of Kiln I from 1,200,000 t/year to 2,400,000 t/year, thus bringing our cement production capacity up to 5,500,000 t.

Secondly, we began our expansion abroad by investing in a new cement plant to be built in Arizona, the US state with the highest rate of population growth and the greatest increase in cement consumption in recent years. In other words, we seek to position ourselves in a market which is continually growing, with the advantage that we have already obtained the environmental permits necessary, which needless to say were very difficult to obtain. To this we can add our well-known efficiency in the matter of investment costs and production process. With these conditions satisfied, we believe that this investment abroad is a milestone in our growth objective, which will add significant value to our Company.

Based on these considerations, on the 21st of February 2007 the Board of Directors authorized the investment of up to US$ 40 million in the project to be carried out by Drake Cement LLC in the USA, consisting of the building and commissioning of a cement plant with a capacity of 600,000 tons, in the County of Yavapai in northern Arizona. The total estimated cost of the project is US$ 140 million, with approximately US$ 50 million as risk capital and US$ 90 million in financing over a period of ten years. Cementos Lima S.A. will have a majority stake of at least 51% in Skanon Investments Inc., of Arizona USA, which will be the majority shareholder, holding not less than 73% of Drake Cement LLC, the main minority



## The increase in our production capacity and the investment abroad constitute milestones in our Company's growth

shareholder in which will be the Yavapai-Apache Nation. Construction of the plant will start in June 2007 and it should begin operating two years later. This decision was divulged at the appropriate time as an "important event".

In addition, we are continuing with the strategy of controlling and reducing costs, aimed at improving efficiency, reducing down time and keeping fuels costs as low as possible. As far as the latter is concerned, although the cost of fuel has fallen gradually after the rise in 2004, is has not yet reached its lowest level. The total cost of fuels during 2006 fell approximately 12% per ton of clinker compared to 2005.

In the third quarter of 2006 we began using natural gas from Camisea in Kiln II, with encouraging results. Unfortunately, a fault in the new multi-use burner reduced natural gas consumption from October onwards. In the second quarter of 2007 we will start using gas as the main fuel, after changes and improvements have been made to the burners on both kilns.

The cost reduction measures, added to increased production of clinker and rising domestic sales, together with improved prices for our exports, enabled us to end fiscal year 2006 with increases of more than 31% in operating profit and more than 36% in the net results of the fiscal year compared to the previous year.

**PRODUCTION AND DESPATCH IN THE DOMESTIC MARKET**

2006 was a year in which we broke several records. Total clinker production exceeded 2005's previous record by 2.7% to reach 2,646,393 t. Similarly, cement production, at 2,578,837 t, was 5.6% higher than the figure for 2005 and amounted to 44.6% of Peru's total cement production.

These records are still more significant given that Kiln II suffered serious operating problems in the month of August, which



**PRODUCTION BY TYPE OF PRODUCT**

metric tons

(Table Nº 1)

| | | Period 2006 | | Period 2005 | | |
|---|---|---|---|---|---|---|
| Product | Type | Production | Share | Production | Share | Variation% |
| | I | 1,801 | 70% | 1,506 | 62% | 19.6% |
| | II | 219 | 8% | 252 | 10% | -13.3% |
| **Cement** | I BA | 415 | 16% | 555 | 23% | -25.3% |
| | IP | 129 | 5% | 109 | 4% | 18.8% |
| | V | 15 | 1% | 19 | 1% | -20.4% |
| | **Total** | **2,579** | **100%** | **2,441** | **100%** | **5.6%** |
| | I | 2,049 | 77% | 1,822 | 71% | 12.5% |
| | II | 226 | 9% | 274 | 11% | -17.5% |
| **Clinker** | I BA | 371 | 14% | 434 | 17% | -14.5% |
| | V | - | - | 46 | 2% | - |
| | **Total** | **2,646** | **100%** | **2,576** | **100%** | **2.7%** |

were later completely overcome. In addition, local cement despatches placed considerable pressure on production, having increased 11.4% with respect to 2005 to reach a new record of 1,941,701 t, with which we at last recovered and exceeded the sales figure for 1998.

Production of cement and clinker by product type is shown in Table 1. As can be seen types II and I BA cement and clinker fell as lower quantities of these products were exported.

The demand for cement in Peru also reached record levels, exceeding 5 million tons for the first time (to be precise 5,081,061 t), a 15.6% increase compared with 2005.

Following our policy of encouraging market stability, we maintained the same price for cement in the domestic market during 2006.



## EXPORTS

For the sixth consecutive year we led Peru's non-metallic mining sector exports with 23.6% of total exports by this sector in 2006 (as per FOB value in United States dollars).

This sustained leadership was acknowledged by the Association of Exporters (ADEX) and the Banco de Credito del Peru, which, in November awarded our Chairman Jaime Rizo-Patron the "Businessman of the Year: Peru Exports" award for 2005. Expressed in dollars, exports grew 1.3% compared with 2005, because contract prices for 2006 were 15% higher (compared with 2005), which offset a reduction in the volume exported when priority was given to the domestic market. The export destinations were the United States (96.7%) and Ecuador (3.3%).

Our forecasts for 2007 already include firm export contracts for a total of 615,000 t, of which 300,000 t of cement will go to the United States, 200,000 t of clinker to Panama and another 115,000 t to Ecuador.





**VARIATION IN PORT OPERATIONS**
in metric tons
(Table Nº 2)

| Product | As of December $31^{st}$ 2006 | Nº of Vessels | As of December $31^{st}$ 2005 | Nº of Vessels | % Tonnage Variation |
|---|---|---|---|---|---|
| Cement | 630,230 | 19 | 673,752 | 21 | -6.5 |
| Clinker | 355,781 | 13 | 297,475 | 9 | 19.6 |
| Coal | 72,024 | 2 | 304,241 | 9 | -76.3 |
| Petcoke | 35,117 | 1 | 33,571 | 1 | 4.6 |
| Gypsum | 37,181 | 2 | — | — | — |
| Grains | 55,444 | 5 | 60,291 | 6 | -8.0 |
| Total Handled | 1,185,777 | 42 | 1,369,330 | 46 | -13.4 |

It is worth pointing out that although firm exports for 2007 represent a reduction in tonnage of 28% compared with 2006, in price terms they constitute a significant increase, of the order of 37% compared with the same year.

**CONCHAN PIER**

The quantity of cement and clinker loaded increased slightly compared with 2005 (by 1.5%); however, the total tonnage handled by the pier fell by 13.4% to a total of 1,185,777 t. This was due basically to the start of natural gas consumption, in the middle of the third quarter, the logical consequence of which was a reduction in the consumption of coal and other solid fuels, imports of which fell drastically.

The annual variation in tonnage of each product handled by our pier is shown in table 2.

**COST AND PRODUCTIVITY IMPROVEMENTS**

The use of solid fuels mixtures such as Peruvian coal, petcoke and imported coal, as well as the use for the first time of natural gas, were measures applied throughout the year in order to mitigate the effects of the increase in international energy prices.

During 2006 we used the two kilns to produce clinker, which enabled us to make two different types of clinker with different fuels, thus maximizing fuel use and improving the cost of our products.



**PRINCIPLES OF GOOD CORPORATE GOVERNANCE**

At a meeting on the 17th of March 2003, the Board of Directors approved the Company's In-house Rules of Conduct, which contain policy guidelines and procedures adopted by the Board of Directors concerning the significant events and confidential or privileged information that has to be reported to the market. These regulations establish legal standards of conduct for the Company's activities, which are conducted in accordance with a coherent business mission and vision as well with an Integrated Management System that guarantee good performance throughout the organization and the continual development of our values of Excellence, Responsibility, Ethics, Commitment, Innovation and Legality.

During 2006 we continued to apply the principles of good corporate governance that protect shareholders' rights, including ownership, fair treatment, full information and effective participation in the Company's general meetings.

At a meeting on the 26th of April 2006, the Board of Directors incorporated the Audit Committee; approved its by-laws and appointed its three members, two of whom are independent directors.

We maintained our policy of quarterly dividends based on pre-established criteria approved at a general meeting and continued to send the Board of Directors' Annual Report to all shareholders, as well as the Quarterly Reports with the interim financial statements and summary of quarterly activities.

We have also fully respected the rights of other stakeholders, shareholders, workers, clients, suppliers, creditors and neighbouring communities. During fiscal year 2006 the Board of Directors mantained three independent directors proposed by the private pension funds (AFP). The Board of Directors has met monthly in accordance with a pre-established schedule. The Board of Directors has managed the Company in the interests of all the shareholders equally, ensuring at all

Prioritizing the respect for the rights of all stakeholders, the Board of Directors created the Audit Committee.

times that the Company's interest prevails over those of any individual shareholder or group of shareholders.

**INTEGRATED MANAGEMENT SYSTEM**

Our integrated management system, implemented at the beginning of 2003, has continued to mature and has allowed us to ensure the satisfaction of our clients.

As programed, the IMS Committee carried out six partial reviews of the system throughout 2006. In these reviews the Committee studied audit results, the state of corrective and preventive actions and the feedback to our stakeholders. It also reviewed the results of our processes, objectives and management program and policies. Finally, it analyzed the changes that could affect the program, recommended improvements and other activities planned in earlier reviews.

We carried out two surveys in April and October to evaluate the levels of satisfaction of different types of clients. The results revealed high levels of general satisfaction among distributors, export clients and port services clients (respectively 8,8; 8,7 and 9,0 on a scale of 1 to 10 points, in the last survey). Among concrete and construction materials manufacturers the general satisfaction index was relatively low (6,8 points on the same scale). We have studied the factors influencing satisfaction in every case, in order to take corrective action and introduce relevant improvements.

Our ISO 9001:2000, ISPS Code (International Ship and Port Facility Security), BASC-plant and BASC-port[1] certificates were renewed on expiry. Messrs SGS and Peru's port authority audited our Integrated Management System (IMS) with this in mind in August, whilst BASC Peru did the same in June and October.

Furthermore, we carried out three internal audits of the IMS in June, October and December in order to verify the effectiveness

1 Business Allience For Secure Commerce

Building our new multi-silo





**Our Integrated Management System enables us to guarantee our client's satisfaction through continual improvements to our processes, thus ensuring the delivery of high-quality products and services.**

of the processes and their conformity with the requirements of ISO 9001, ISO 14001, OHSAS 18001, BASC and ISPS. The results obtained were used as a guide to extending the scope of the IMS to cover ocupational health and safety; as well as environmental management.

**We continued with the project to bring the IMS into line with ISO 14001 and OHSAS 18001 standards, for which the following activities were carried out:**

- Continue with the identification of hazards and environmental aspects and the corresponding evaluation of risk and impacts of the principal processes.
- Identification of significant environmental aspects and unacceptable risks arising from the processes evaluated. This enabled us to establish improvement goals and a management program to achieve them during 2007.
- Planning the implementation of additional operation controls, necessary to control environmental aspects and risks.
- The law firm Estudio Grau was contracted to identify legal requirements pertaining to the environment and to occupational health and safety.

**PERSONNEL**

The following table shows changes in employee numbers during 2005 and 2006 (as at the December 31st of each year):

**PLAYROLL VARIATION**

(Table Nº 3)

| Classification | 2005 | 2006 |
|---|---|---|
| Administrative Staff | 139 | 136 |
| Employees | 100 | 102 |
| Workers | 113 | 108 |
| **Total** | **348** | **346** |

This list includes personnel working in the Atocongo plant, Conchan pier and administration offices.

Our efforts are aimed at increasing the competence of our collaborators and contributing to the formation of the youth.

## LABOUR UNIONS

Our policy of maintaining harmonious relations with our collaborators resulted in high levels of performance and productivity during 2006. Collective agreements signed in July 2005 for a period of three years, are an important factor in this achievement.

## PERSONNEL TRAINING AND DEVELOPMENT

At Cementos Lima S.A., in line with our commitment to continuous improvement, we aim to increase the core competences of our collaborators through regular training program.

Within this framework, during 2006 we provided a total of 17,036 man-hours of training, equivalent to an average of 49.24 hours per worker. Table 4 gives details.

## BREAKDOWN OF MAN-HOURS OF TRAINING

(Table Nº 4)

| In-house | Outside the company | | Total |
|---|---|---|---|
| | In Peru | Abroad | |
| 2,649 m-h | 12,939 m-h | 1,448 m-h | 17,036 m-h |

The month of September saw the completion of the 14th Professional Training Program, which involved 30 young professionals from different disciplines. At the same time we began the 15th Program, with the participation of 33 recently graduated professionals.

Furthermore, and as part of our commitment to support youth formation in Peru, we hosted visits by 5,648 students from various universities.


10R 10L
9R 9L

# 03

## Modernization

Building excellence through ingenuity





Cementos Lima S.A.


FFE

Atocongo - Conchán underground conveyor belt



**ATOCONGO - CONCHAN CONVEYOR BELT**

This project, which commenced in May 2005, made good progress during the year. The following civil engineering and associated work was completed: the underground tunnel 6,515 meters long, concrete dual carriageway, walkways, lighting, traffic lights and tree planting.

The terminal buildings at the Atocongo plant and on the jetty at Conchan are almost completed, wanting only some small details.

As far as the principal buildings, equipment and components for the project are concerned, by the 21st of February 2007 manufacture was some 60% completed whilst assembly was 20% completed.

It is estimated that the conveyor belt will be completed in accordance with the original timetable, that is during the second quarter of 2007.

**CONVERSION OF ELECTROFILTERS ON KILN I TO JET PULSE TUBULAR FILTERS**

In February we successfully completed this project, which had started in 2005, strictly in line with the timetable and budget, which provided the expected reduction in particle emissions into the environment from the pre-heater.

**USE OF NATURAL GAS AS FUEL**

On February 15th 2006, saw the final commissioning of the natural gas supply pipeline installation. After installation, testing and certification of the natural gas systems; we started to use it as fuel for Kiln II on the 1st of August, using the new multi-fuel burner. This project was also started in 2005, although negotiations concerning the purchase and transport of the natural gas lasted several years.



Above - ground section of the Atocongo - Conchán conveyor belt

**The constant modernization of our installations translates into satisfied clients and shareholders and into protection of the environment.**

Thus, Cementos Lima is helping to reduce the production of greenhouse gases and to improve environmental protection.

We have now submitted the "Project Design Document" (PDD), for the fuel switching project from coal to natural gas; to the United Nations for its validation as part of the "Clean Development Mechanism". Once the project has been registered with the UNFCCC (United Nations Framework Convention on Climate Change), we will be authorized to issue the so-called "Certificates of Emission Reductions" or carbon bonds. These certificates or bonds are negotiable in the international market and represent reductions in CO2 emissions resulting from environmental improvements obtained by substituting gas for coal.

As far as the conversion of the electric generators of GEA's (Generación Eléctrica Atocongo) 41.75 MW power station, from the diesel 2 currently used as fuel to natural gas, the main contracts have been entered into with Indequipos S.A. and Cameron Compression Systems, therefore the corresponding work will be carried out during 2007.

**PROJECT TO INCREASE THE INSTALLED CAPACITY OF THE ATOCONGO PLANT**

On October 25th the Board of Directors based on the technical and financial evaluation prepared by ARPL Tecnología Industrial S.A., approved the investment of up to US$ 120,000,000 to increase the production capacity of the Atocongo factory.

The purpose of this project is to double the existing clinker production capacity of Kiln I from 3,750 to 7,500t/day (1,200,000 to 2,400,000 t/year). This implies installing a new raw materials grinding station, a new heat exchanger tower with precalciner, a new cooler and a new clinker grinding module as well as other auxiliary equipment.



**The first series of corporate bonds to finance the increase in the capacity of the plant was successfully placed and was more than three times oversubscribed.**

ARPL Tecnología Industrial S.A. is responsible for the design, construction and erection of the new plant and it should be completed in two years. With this increase, total clinker production capacity will be 4,800,000 t/year and total cement grinding capacity will be 5,500,000 t/year.

The project financing will come from a program to issue debt instrument of up to US$ 150,000,000 authorized by a general meeting of shareholders on May 9th of 2006 and approved by the Peruvian Supervisory Commission of Companies and Securities(CONASEV).

On January 18th, 2007 we successfully placed the first series of corporate bonds valued at up to S/. 50,000,000.00 as part of the issues program approved by CONASEV. Demand was more than three times the offer made by the Company and reached S/.173,000,000; therefore, we managed to place the entire offer at an annual rate of 6 1/8%. These bonds are to be redeemed with a single payment at the end of the eighth year.

**TWO NEW BAGGING MACHINES AND ONE MULTI-SILO PROJECTS**

In order to cope with growing domestic demand for cement and the consequent increase in production from the planned production capacity increase, we have also projected the need for increase capacity on our despatch system. Therefore, the Board of Directors has approved investment in the purchase and installation of two automatic bagging machines with a nominal capacity of 3,000 bags/hour. The first of these machines should enter service at the end of 2007 and the second at the end of 2008.

For the same reason, the Board of Directors also approved investment in a five-part silo (multi-silo) for 20,000 t of cement, which is currently in the engineering development stage. This silo will be 58 meters high and 23 meters in diameter; will allow three simultaneous discharges and will make an important improvement to the efficiency and safety of the despatch process. We calculate that this project will be completed by mid 2008.



New jet pulse filter system
at the Atocongo plant

# 04

## Subsidiaries and affiliates

Building excellence with solidness





Cementos Lima S.A.

Building the platforms at Jorge Chavez
International Airport



Dedicated plant used for the Atocongo – Conchan conveyor belt project.


UNICON
UNICON


LIMASSOL

# Subsidiaries and affiliates

Four subsidiaries remained active during 2006.

- **DEPOSITO ADUANERO CONCHAN S.A.**
This subsidiary, of which we hold 100% of the shares, provided services during the year to Cargill Americas Peru S.R.L., Corporación de Cereales S.A. and Cementos Lima S.A.

- **GENERACION ELECTRICA DE ATOCONGO S.A. (GEA)**
Annual electricity production of GEA, which is a wholly-owned subsidiary, totalled 12.12 gWh, 34% higher than in 2005.

- **INVECO/UNICON**
INVECO is a holding company in which Cementos Lima S.A. is the majority shareholder, with 60% of its capital. UNICON, in turn, is a company which provides ready-mixed concrete and related services, in which INVECO increased its shareholding from 67.88% to 100% in December 2006 through the purchase of the remaining 32.12% minority shareholding at a price of US$ 8 million.

In 2006, UNICON's production of ready-mixed concrete increased for the fifth successive year: the Company despatched 707,000 cubic meters, a figure 16% greater than that for 2005 and 5% over forecast. This increase was due, above all, to the construction of housing, industrial premises, shopping centers and large stores.

The principal contracts in 2006 were the following:

- **El Platanal hydroelectric power station project for CELEPSA**: 147,000 $m^3$ contracted and 200 $m^3$ despatched.
- **The President Billinghurst Bridge in Puerto Maldonado, for Consorcio Madre de Dios**: 25,000 $m^3$ contracted and 9,000 $m^3$ delivered.
- **Reducto I and II apartment buildings for Fujita Gumi**: 16,000 $m^3$ contracted and 8,000 $m^3$ delivered.
- **South and north plataforms at Jorge Chavez International Airport, for Lima Airport Partners**: 14,000 $m^3$ contracted and 8,000 $m^3$ delivered.
- **Asia del Mar condominium development, for MANTTO**: 12,000 $m^3$ contracted and delivered.



Construction of Chilca thermoelectric power station.

The concrete pumping services handled 392,000 cubic meters, 14% more than in 2005.

To cover the increase in demand, the company acquired twelve concrete mixer trucks and eight concrete pumps in 2006. UNICON also built two 35 $m^3/h$ mobile concrete batch plants. It should be pointed out that the concrete pumps acquired are stationary type with flexible hoses; mounted on a truck chassis and that this is the first time such pumps have been used in Peru. They have proven to be satisfactory in operation and of relatively low cost.

Industrial production of concrete pavements has been consolidated by the use of a Wirtgen SP500 slipform paving machine owned by Cementos Lima S.A. The principal jobs in which this machine was used were:

- Atocongo – Conchan conveyor belt for Cementos Lima, along Avenues Lima and María Reiche, involving 27,000 $m^2$ of pavement 21 cm. thick.
- Remodeling and reshaping of Av. Arenales, for EMAPE, involving 16,000 $m^2$ of pavement 18 cm thick.
- Taxiways at Jorge Chavez International Airport, for Lima Airport Partners, involving 18,000 $m^2$ of pavement 38 cm thick.

UNICON supplied the mining sector with 21,000 cubic meters of shotcrete for tunnel supports, which constitutes a record for this product. To achieve it, the company use seven of the latest generation shotcrete machines and 14 low-profile trucks strategically distributed among the different mining operations. The main clients were: Doe Run (Cobriza), Atacocha, Chungar and Volcan.



In its fourth year of operations, the blocks unit sold 11 million units of different products (paving, blocks and bricks) valued at S/.4,600,000 nuevos soles. This figure is 29% higher than turnover in 2005. Paving blocks experienced the highest growth with 177,000 $m^2$ sold in Lima and provinces (the figure for 2005 was 121,000 $m^2$).

Through CITEDEC (Cement and Concrete Research Center), the company carried out support work aimed at achieving production cost economies and creating added value for clients. UNICON developed high-workability concretes for building walls 10 cm thick for the integral concrete structures system, which improve finish and facilitate pouring.

The financial statements as at the 31st of December 2006 were audited by Ernst & Young and approved by the Board of Directors on the 17th of January 2007, giving the following results:

- Net turnover of S/.177 million (S/.139 million in 2005).
- Net profit of S/.9.4 million (S/.6.8 million in 2005).
- Net equity of S/.55.7 million (S/.50 million in 2005).

**MBT UNICON S.A.**

MBT UNICON S.A., a Peruvian company whose majority shareholder is Degussa Construction Chemicals of Germany and which is located in Lima, produces and sells concrete additives, adhesives and curing agents for the building trade, grout for the assembly of industrial equipment, products for repairing concrete structures and others, as well as providing technical advice for its clients. UNICÓN has 30% of the capital of MBT Unicon S.A. In July 2006, Germany firm BASF completed the purchase of Degussa Construction Chemicals; the new global division is now called Basf Construction Chemicals, which is now the world's largest manufacturer of chemicals for the construction industry.


Access tunnel to the generator hall, El Platanal

As at the 31st of December 2006, MBT UNICÓN S.A. had registered:

- Revenues amounting to S/.17,926,000 (S/.14,636,000 in 2005).
- Net profit of S/.1,197,000 (S/.1,465,000 in 2005).
- Net equity of S/.9,993,000 (S/.9,732,000 in 2005).

**COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA**

This new subsidiary was incorporated by public deed on the 28th of December 2005; Cementos Lima S.A. holds 60% of its shares. CELEPSA is to build and operate the El Platanal hydroelectric power station, which is to have an installed capacity of 220 MW, will be located in the basin of the River Cañete and will generate 1,063 GWh-year of saleable energy.

On the 31st of October 2006, CELEPSA began construction of the 220 MW hydroelectric power station, which should start production in the fourth quarter of 2009; with an estimated investment of US$ 200 million.

**CONCESSIONS, LICENCES AND PERMITS**

By means of Supreme Ruling 053-2006-EM, dated the 12th of September 2006, the Government approved the transfer of the permanent concession of electricity generation from Cementos Lima S.A. (in whose name it was originally granted) in favour of CELEPSA; through an assignment agreement dated the 10th of March that year.

In November 2006, the Ministry of Production approved an environmental impact study for the El Platanal plant –Cañete station 220 kV transmission line and the 22,9 kV El Platanal plant – Capillucas station transmission line, thus clearing the way for the concession for energy transmission in favour of Cementos Lima S.A., the company that originally applied for the concession, which will assign it to CELEPSA during the first quarter of 2007.



The construction of El Platanal hydroelectric power station reaffirms our commitment to building excellence.

Finally, between October and December 2006, the municipalities of Allauca Catahuasi and Zúñiga granted the respective construction licences for the work to start.

**CONTRIBUTIONS AND CAPITAL INCREASE**
The General Meeting of Shareholders held on the 6th of March 2006 approved an increase in the capital of CELEPSA through a cash contribution from the shareholders, to amount to US$ 60 million, in three tranches of US$ 20 million each.

As at the 31st of December 2006, the shareholders had made two disbursements: the first in March, of US$ 20 million, being 100% of the first contribution and the second in September, of US$ 10 million, being 50% of the second contribution. The remaining 50% should be handed over in February 2007.

**FINANCING**
Execution of the project will require an investment of US$ 200 million, of which US$ 120 million will be provided locally by the Banco de Credito del Peru (US$ 80 million), which will also structure the loan, and Scotiabank Peru (US$ 40 million).

Throughout the year, CELEPSA was negotiating different contracts with the banks to finance the construction of the project. Financing contracts, using leasing schemes should be signed in February 2007.

**LAND AND EASEMENTS**
During 2006 CELEPSA successfully closed direct negotiations for the purchase and leasing of land in the communities of Tanta, Capillucas and Cachuy, in the province of Yauyos. It also successfully concluded direct negotiations for the purchase and leasing of land in the district of Zúñiga, province of Cañete.

We have started proceedings to include the El Platanal hydroelectric power station within the United Nations Clean Development Mechanism frame.

Furthermore, by means of Ministerial Ruling Nº 444-2006 MEM/DM, the Government imposed administrative easements in favour of the electricity generation permanent concession awarded to CELEPSA; which are necessary for the construction of the G1 - El Platanal power station.

**CONSTRUCTION OF THE G1 EL PLATANAL POWER STATION**

In 2006 CELEPSA; with the support of ARPL Tecnologia Industrial S.A., entered into various contracts with suppliers and contractors for the construction of the El Platanal project. The following suppliers stand out:

- **Ingetec** (final design of the power station)
- **Voith-Siemens and Siemens** (electromechanical equipment)
- **Constructora JME** (construction of the underground installations)
- **Consorcio JJSM** (construction of the surface buildings)
- **University of Piura** (design of the hydraulic model of the Capillucas dam)
- **AHL Carbono** (registration of the project with the United Nations for the issuance of certificates of emissions reduction of $CO_2$).

The surface building work began on the 31st of October 2006 and marked the commencement of the construction schedule for G1 - El Platanal power station. The underground installations were started on the 1st of December and establish the project's critical path.

As at the 31st of December 2006, CELEPSA had invested US$ 20.2 million in the work, of which US$ 13.7 million were advance payments and US$ 6.5 million covered work done and the acquisition of land. Of the total amount, US$ 11.2 million was provided by the Banco de Credito and US$ 9.0 million was financed from the company's own capital.



**CARBON BONDS**

In October 2006 the consultant hired by CELEPSA started to compile the information necessary to draw up the PDD (Project Design Document), which will be used for validating and registering the project as part of the United Nations' Clean Development Mechanism (CDM).

This registration will enable future trading in Certificates of Emission Reduction (CERs) or carbon credits, when the G1 - El Platanal power station starts commercial operation.

**OTHER MATTERS OF INTEREST**

In August 2006 the Government promulgated Law Nº 28876, which widened the scope of the regime for anticipated recovery of the value added tax by hydroelectric generating companies. It is expected that the executive regulations to this act will be promulgated in the first quarter of 2007; as this will enable CELEPSA to sign the respective contract investment.

In December 2006, the Government promulgated Supreme Decree Nº 211-2006-EF, which reduced to 0% the CIF ad valorem duty on a sub-set of the national customs tariffs, among them capital equipment for use in hydroelectric power stations.



# 05

## Economic and financial aspects

Building excellence with transparency





# Economic and financial aspects

The balance sheet and profit and loss statements as at the 31st of December 2006, which have been submitted to the General Meeting for approval, show a turnover of S/.750 million (14% greater than in 2005) and net profit of S/.137 million (39% higher than in 2005).

The General Meeting of Shareholders and, at its behest, the Board of Directors took the decisions summarized below throughout fiscal year 2006, with the respective effects on the Company's equity.

- **25th JANUARY:** The Board of Directors agreed to pay dividends of US$ 0.13 per ordinary share and US$ 0.013 per investment share, on account of retained profits from fiscal year 2005.

- **14th MARCH:** The Annual General Meeting elected the Board of Directors for the period 2006-2008, which will be made up by the following people:

CHAIRMAN
Eng. Jaime Rizo Patrón

VICE CHAIRMAN
Eng. Ricardo Rizo Patrón

DIRECTOR
Dr. Alfredo Gastañeta

DIRECTOR
Eng. Marcelo Rizo Patrón

DIRECTOR
Eng. Juan de la Piedra

DIRECTOR
Eng. Carlos Ugás

DIRECTOR
Eng. Jaime Sotomayor

DIRECTOR
Dr. Julio Ramírez

DIRECTOR
Lic. Alfredo Torres



DIRECTOR
Ing. Jesús Antonio Zamora

DIRECTOR
Dr. Oscar de Osma

- **26th APRIL:** The Board of Directors agreed to pay dividends of US$ 0.14 per ordinary share and US$ 0.014 per investment share, on account of interim profits for fiscal year 2006.

- **9th MAY:** An Extraordinary General Meeting of Shareholders approved a proposal entitled Cementos Lima S.A. First Program of Corporate Bonds and Short Term Instruments Issue valued at up to US$ 150 million. The first issue of up to S/.50 million, entitled Cementos Lima Corporate Bonds - First Issue of the First Program took place successfully on the 18th of January 2007.

- **19th JULY:** The Board of Directors agreed to pay dividends of US$ 0.13 per ordinary share and US$ 0.013 per investment share, on account of interim profits for fiscal year 2006.

- **25th OCTOBER:** The Board of Directors agreed to pay dividends of US$ 0.14 per ordinary share and US$ 0.014 per investment share, on account of interim profits for fiscal year 2006.

By means of an agreement by the Board of Directors taken at a meeting on the 24th of January 2007, and taking effect on the 1st of January 2006, we made a change in our accounting practices by which investments in subsidiaries are now recorded using the equity method and not the cost method, as was the case until fiscal year 2005.

In other words, we now recognize the Company's share in the profit or loss of subsidiaries in the results of the period in which they occur. Applying IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (revised in 2003) we have made this change retroactive to January 1st 2005 and recorded earnings arising from our shareholding in subsidiaries of S/. 2,137,000 increasing the profit made in that year by the



**The Board of Directors approved a change in our accounting practices by which investments in subsidiaries are now registered using the equity method.**

same amount. Also, the accumulated loss of S/. 628,000 as at the 31st of December 2004 was recorded in the initial balance of accumulated profits as at that date.

During 2006 there were no movements that affected capital accounts and investment shares, therefore the figures in nuevos soles at the close of the year were as follows:

**AS AT THE 31ST DECEMBER 2006**

| | |
|---|---|
| Capital | 369,266,290 |
| Capital adjustment | 23,901,879 |
| Investment shares | 47,701,066 |
| Adjustment to investment shares | 3,087,596 |
| Legal reserve | 73,853,258 |
| Reserve to be capitalised | 4 |
| Accumulated results | 223,114,173 |
| Results of the fiscal year | 136,966,552 |
| Total equity | 877,890,818 |

Of the Company's equity as at the 31st of December 2006, 88.56% continued to belong to the ordinary shareholders while 11.44% was held by the investment shareholders.

At present we have a number of pending taxation, legal and labour proceedings relating to the Company's operations. In the opinion of management and the legal advisors, the final results will not mean significant expenditure for the Company; therefore, as at the 31st of December 2006 we have not made any provisions relating to these proceedings.

The firm of Medina, Zaldívar, Paredes & Asociados Sociedad Civil (a member of Ernst & Young) was responsible for the external audit during 2006. The opinion on the balance sheet, profit and loss statement, changes in net equity and cash flow as at the 31st of December 2006, which forms part of this Annual Report, was given without reservations.



**ADMINISTRATION, MANAGEMENT AND TECHNICAL ASSISTANCE**

The General Management of Cementos Lima S.A. continued in the hands of Sindicato de Inversiones y Administracion S.A., under a contract renewed until the 12th of April 2012, in accordance with the Company's Articles of Incorporation dated the 28th of December 1967 and by a mandate given by the General Meeting of Shareholders on the 28th of December 1981.

ARPL Tecnología Industrial S.A. provides us with valuable technical advice under a contract that is automatically renewable every two years, and which remains in force until the 31st of December 2007.

The Board of Directors acknowledges the valuable contributions of both companies during 2006.

**ACKNOWLEDGEMENTS**

The Board of Directors thanks the Company's employees and collaborators for their decisive participation in the Company's record achievements.

THE BOARD OF DIRECTORS
Lima, 21st February 2007

Eng. Jaime Rizo Patrón
Chairman

Eng. Carlos Ugás
Director-General Manager



# Financial Statements

Financial Statements as of December 31, 2006 and 2005, together with the Report of Independent Auditors



# Report of Independent Auditors

**To the Shareholders of Cementos Lima S.A.**

We have audited the accompanying balance sheets of **Cementos Lima S.A.** (a Peruvian company, subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with generally accepted accounting principles in Peru. This responsibility includes: designing, implementing and maintaining relevant internal control for the preparation and fair presentation of financial statements, in order to be free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making reasonable accounting estimates according to the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in conformity with generally accepted auditing standards in Peru. Those standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers the relevant internal control of the Company in the preparation and fair presentation of the financial statement, in order to design audit procedures according to the circumstances, but not for the purpose of



expressing an opinion on the effectiveness of the entity's internal control. An audit also includes the evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the evaluation of the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The financial statements of **Cementos Lima S.A.** have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information, and recognize the investments in affiliates on a equity method value (see Note 8) and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its subsidiaries, presented separately.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cementos Lima S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Peru.

Lima, Peru,
January 8, 2007

Countersigned by,

Marco Antonio Zaldívar
C.P.C. Register No.12477



**CEMENTOS LIMA S.A.**

**BALANCE SHEET**

As of December 31, 2006 and 2005

| Assets | Note | 2006 S/(000) | 2005 S/(000) |
|---|---|---|---|
| **Current assets** | | | |
| Cash and banks | 4 | 27,517 | 31,006 |
| Trade accounts receivable, net | 5 | 12,071 | 30,863 |
| Accounts receivable from Principal and subsidiaries | 25 | 6,956 | 3,424 |
| Other accounts receivable, net | 6 | 10,453 | 6,499 |
| Inventories | 7 | 125,870 | 152,138 |
| Current portion of deferred stripping costs | 2(h) | 26,954 | 25,437 |
| Prepaid taxes and expenses | | 7,067 | 9,465 |
| **Total current assets** | | 216,888 | 258,832 |
| | | | |
| Long-term other accounts receivable, net | 6 | 6,665 | 10,495 |
| Long-term inventories | 7 | 32,860 | 31,996 |
| Deferred stripping costs | 2(h) | 51,688 | 36,425 |
| Investments, net | 8 | 97,152 | 30,151 |
| Property, plant and equipment, net | 9 | 603,994 | 630,423 |
| Goodwill | 2(t) | 9,745 | 9,745 |
| Other assets, net | 10 | 49,907 | 45,171 |
| | | | |
| **Total assets** | | **1,068,899** | **1,053,238** |

The accompanying notes are an integral part of these balance sheets.



| Liabilities and shareholders' equity, net | Note | 2006 S/(000) | 2005 S/(000) |
|---|---|---|---|
| **Current liabilities** | | | |
| Bank loans and overdrafts | 11 | 63,947 | 106,024 |
| Trade accounts payable | 12 | 27,758 | 36,726 |
| Accounts payable to Principal and subsidiaries | 25 | 14,086 | 10,522 |
| Income tax and worker's profit sharing | | 24,195 | 16,326 |
| Other current liabilities | 13 | 22,841 | 18,230 |
| Current portion of long-term debt | 14 | - | 5,147 |
| **Total current liabilities** | | 152,827 | 192,975 |
| Deferred liability from income tax and workers' profit sharing | 15 | 38,181 | 45,541 |
| **Total liabilities** | | 191,008 | 238,516 |
| **Contingencies** | 26 | - | - |
| **Shareholders' equity, net** | 16 | | |
| Capital stock | | 393,168 | 393,168 |
| Investment shares | | 50,789 | 50,789 |
| Legal reserve | | 73,853 | 73,853 |
| Retained earnings | | 360,081 | 296,912 |
| **Total shareholders' equity, net** | | **877,891** | **814,722** |
| **Total liabilities and shareholders' equity, net** | | **1,068,899** | **1,053,238** |



**CEMENTOS LIMA S.A.**

**STATEMENT OF INCOME**

For the years ended December 31, 2006 and 2005

| | Note | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|---|
| Net sales | 18 | 749,801 | 657,035 |
| Operating costs | 19 | (420,755) | (386,024) |
| **Gross margin** | | **329,046** | **271,011** |
| **Other operating expenses** | | | |
| Administrative expenses | 20 | (96,428) | (88,394) |
| Selling expenses | 21 | (27,426) | (23,266) |
| **Total operating expenses** | | **(123,854)** | **(111,660)** |
| **Operating income** | | **205,192** | **159,351** |
| **Other income (expenses)** | | | |
| Share in affiliate companies | 8 | 6,049 | 2,137 |
| Financial income | 23 | 2,167 | 1,273 |
| Financial expenses | 24 | (6,760) | (4,811) |
| Gain (loss) from exchange difference | | 7,819 | (4,478) |
| Other income (expenses), net | | (1,758) | 3,395 |
| **Total other income (expenses), net** | | **7,517** | **(2,484)** |



| | Note | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|---|
| **Income before workers' profit sharing and income tax** | | **212,709** | **156,867** |
| Workers' profit sharing | 15 | (20,471) | (15,199) |
| Income tax | 15 | (55,271) | (40,875) |
| **Net income** | | **136,967** | **100,793** |
| **Weighted average number of outstanding shares (in thousands of units)** | | | |
| Common shares | 27 | 36,927 | 36,927 |
| Investment shares | 27 | 47,701 | 47,701 |
| **Basic and diluted earnings per share (in Peruvian Nuevos Soles)** | | | |
| Common shares | 27 | 3.28 | 2.42 |
| Investment shares | 27 | 0.33 | 0.24 |

The accompanying notes are an integral part of these statements.



## CEMENTOS LIMA S.A.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2006 and 2005

| | Number of shares Common | Number of shares Investment | Capital stock S/(000) |
|---|---|---|---|
| **Balance as of January 1st, 2005** | **36,926,629** | **47,701,066** | **393,168** |
| Cash dividends, Note 16(d) | - | - | - |
| Prescribed dividends | - | - | - |
| Legal reserve appropriation, Note 16(c) | - | - | - |
| Net income | - | - | - |
| **Balance as of December 31, 2005** | **36,926,629** | **47,701,066** | **393,168** |
| Cash dividends, Note 16(d) | - | - | - |
| Prescribed dividends | - | - | - |
| Legal reserve appropriation, Note 16(c) | - | - | - |
| Net income | - | - | - |
| **Balance as of December 31, 2006** | **36,926,629** | **47,701,066** | **393,168** |

The accompanying notes are an integral part of these statements.



| Investment shares S/(000) | Legal reserve S/(000) | Retained earnings S/(000) | Total S/(000) |
|---|---|---|---|
| 50,789 | 73,853 | 267,410 | 785,220 |
| - | - | (71,349) | (71,349) |
| - | 58 | - | 58 |
| - | (58) | 58 | - |
| - | - | 100,793 | 100,793 |
| **50,789** | **73,853** | **296,912** | **814,722** |
| - | - | (73,834) | (73,834) |
| - | 36 | - | 36 |
| - | (36) | 36 | - |
| - | - | 136,967 | 136,967 |
| **50,789** | **73,853** | **360,081** | **877,891** |

## CEMENTOS LIMA S.A.
## STATEMENT OF CASH FLOWS
For the years ended December 31, 2006 and 2005

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Operating activities** | | |
| Collection from customers, included value added tax | 901,989 | 777,675 |
| Payment to suppliers | (442,492) | (463,310) |
| Payment of taxes | (88,712) | (72,887) |
| Payment to employees | (65,713) | (48,317) |
| Payment of interests | (6,895) | (3,010) |
| **Net cash provided by operating activities** | **298,177** | **190,151** |
| **Investing activities** | | |
| Purchase of property, plant and equipment | (67,358) | (96,819) |
| Payment due to purchase of affiliate's investments | (60,952) | (6) |
| Purchase of deferred quarries cost | (46,634) | (42,758) |
| Purchase of other assets | (5,826) | (6,032) |
| **Net cash used in investing activities** | **(180,770)** | **(145,615)** |
| **Financing activities** | | |
| Payments of dividends | (73,798) | (71,280) |
| Increase (decrease) of bank loans and overdrafts, net | (42,077) | 60,209 |
| Amortization of long-term debts | (5,021) | (9,819) |
| **Net cash used in financing activities** | **(120,896)** | **(20,890)** |



| | 2006 S/(000) | 2005 S/(000) |
|---|---|---|
| Net increase (decrease) of cash and cash equivalents | (3,489) | 23,646 |
| Cash and cash equivalents at beginning of year | 31,006 | 7,360 |
| **Cash and cash equivalents at year end** | **27,517** | **31,006** |
| **Reconciliation of net income to net cash provided by operating activities** | | |
| Net income | 136,967 | 100,793 |
| **Add (deduct)** | | |
| Depreciation | 89,832 | 92,272 |
| Application of Deferred stripping cost | 29,854 | 23,421 |
| Amortization | 3,906 | 4,173 |
| Net cost of property, plant and equipment retired | 2,047 | 924 |
| Provision of impairment of assets | 1,783 | 1,663 |
| Deferred workers' profit sharing and income tax | (8,171) | (9,571) |
| Gain (loss) from exchange difference | (7,819) | 4,478 |
| Share in affiliate companies | (6,049) | (2,137) |



## CEMENTOS LIMA S.A.
## STATEMENT OF CASH FLOWS (CONTINUED)
For the years ended December 31, 2006 and 2005

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---:|---:|
| **Net changes in assets and liability accounts** | | |
| **Decrease (increase) of operating assets** | | |
| Trade accounts receivable | 18,792 | (14,584) |
| Accounts receivable from Principal and subsidiaries | (3,532) | 8,270 |
| Other accounts receivable | (123) | 3,559 |
| Inventories | 25,404 | (18,265) |
| Prepaid taxes and expenses | 2,398 | (3,532) |
| **Increase (decrease) of operating liabilities** | | |
| Trade accounts payable | (8,968) | (2,886) |
| Accounts payable to Principal and subsidiaries | 3,564 | 7,110 |
| Income tax and worker's profit sharing | 7,869 | (583) |
| Other current liabilities | 10,423 | (4,954) |
| **Net cash and cash equivalents provided by operating activities** | **298,177** | **190,151** |

The accompanying notes are an integral part of these statements.



**CEMENTOS LIMA S.A.**
**NOTES TO THE FINANCIAL STATEMENTS**
As of December 31, 2006, and 2005

## 1. BUSINESS ACTIVITY

Cementos Lima S.A. (hereafter "the Company") was incorporated in December 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. (hereafter "the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's main activity is the production and commercialization of all types of cements and clinker for sale in the domestic and foreign markets. To that effect, the Company has a plant located in the department of Lima with a production capacity of 3.6 millions of tons of clinker and approximately 4.5 millions of tons of cement. The Board of Directors' meeting held on October 28, 2006 agreed to execute the expansion of the production capacity of the Atocongo plant, by expanding Kiln I. This capacity expansion will enable the Company to produce 4.8 and 5.5 millions of tons per year of clinker and Cement mill, respectively. The estimated investment is US$120 millions and the project is expected to be completed in 2008.

The Company is also entitled to invest in other companies engaged in similar activities and/or in activities that contribute to accomplishing, developing and supplementing its corporate objectives, both in Perú and abroad. The Extraordinary General Shareholders' Meeting held on November 4, 2005, approved to extend the Company's business line, aimed at investing in other companies engaged in electric power activities. In this regard, an Investment Framework Agreement was approved to be entered into by and between the Company, Cemento Andino S.A. and Corporación Aceros Arequipa S.A., in order to create Compañía Eléctrica El Platanal S.A. – CELEPSA, the company that will operate electric power generating concession G-1 El Platanal. The total estimated investment therein is US$210 millions to be funded with a bank loan and the contribution of founder shareholders, Cementos Lima S.A., Cemento Andino S.A. and

## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

Corporación Aceros Arequipa S.A., based on a 60, 30 and 10 percent share, respectively. As of December 31, 2006, the Company's contribution amounts to US$18 millions, (see Note 8).

The General Shareholders' Meeting held on May 9, 2006, approved the proposal for the "First Issue of Debt Instruments Program", up to a maximum amount of US$150 millions. The first issuance will be made in January 2007, month in which the First Issuance of The First Program of Cementos Lima's Corporate Bonds will offer for up to S/50 millions.

The Company's General Management is exercised by the Principal, as per public deed dated December 28, 1967, for renewable terms that will not exceed five years each. The current five-year term expires in April 2007. In accordance with the current Management Agreement, The Principal receives, as its sole compensation, annual fees equivalent to 10 percent of the Company's net income before income tax and workers' profit sharing.

The financial statements as of December 31, 2005 and for the year then ended were approved by the General Meeting of Shareholders held on March 14, 2006. The financial statements corresponding to the year 2006 will be submitted for the Shareholders' approval within the term established by law. In the opinion of Company's Management, the accompanying financial statements will be approved without modifications at the Board of Directors and General Shareholders' meetings that will be held during the first quarter of the year 2007.

The accompanying financial statements reflect the Company's individual activity without including the effects of the consolidation of these financial statements with those of its Subsidiaries. The Company's consolidated financial statements show the following amounts:



| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Total assets | 1,198,678 | 1,143,172 |
| Total liabilities | 261,447 | 296,579 |
| Minority interest | 59,204 | 33,381 |
| Shareholders' equity | 878,025 | 813,205 |
| Total sales | 864,059 | 739,398 |
| Operating income | 225,964 | 166,945 |
| Net income | 136,967 | 100,793 |

## 2. SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

The most significant accounting principles and practices applied by the Company to record its operations and prepare its financial statements are as follows:

**(a) Basis of presentation -**

The financial statements are prepared in accordance with the related legal regulations on the matter and accounting principles generally accepted in Peru, which include the International Accounting Standards (IAS) approved by the Peruvian Accounting Standards Board (IASC). As of December 31, 2006, this board has approved to use the IAS 1 to 41 and the International Financial Reporting Standards (IFRS) 1 to 6 made official by the Peruvian Accounting Standard Board (CNC by its Spanish Acronym). The significant accounting principles used in the preparation of the Company's financial statements includes International Accounting Standards (IAS 1, 10, 16, 17, 24, 27, 28, 32, 33 y 39) in force in Peru since January 1, 2006, the adoption of the revised IAS, had not a material effect in the Company's Financial Statements.



## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

**(b) Use of estimates and assumptions -**

The preparation of the financial statements in conformity with accounting principles generally accepted in Peru requires Management to make estimates and assumptions to determine reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, as well revenue and expense amounts reported for the years ended December 31, 2006 and 2005. Actual amounts that may result in the future could differ from said estimated amounts.

The most significant estimates in the accompanying financial statements are referred to the allowance for doubtful accounts, the useful life and recovery value of the property, machinery and equipment, the evaluation of impairment of long-lived assets, the evaluation of impairment value of the goodwill for Lar Carbon S.A.'s purchase, the deferred liability from income tax and workers' profit and the provision for quarries closing costs.

**(c) Foreign currency transactions -**

Transactions occurring in a foreign currency are recorded in local Peruvian currency using the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year-end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise.

**(d) Financial assets and liabilities -**

Financial assets and liabilities shown in the balance sheets correspond to cash and bank, accounts receivable, bank loans, accounts payable and long-term debt.



Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

**(e) Cash and bank -**
Cash presented in the cash flow account consists of the balances of cash and cash equivalents on the balance sheet with an original maturity of up to three months.

**(f) Accounts receivable -**
Accounts receivable are stated at their nominal value. A provision for impairment is made when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms of the invoice.

**(g) Inventories -**
Inventories are stated at the lower of cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated completion costs and selling and distribution expenses. Cost is determined using the average method, except for inventories in transit, which are valued at their specific acquisition cost. The cost of products in process and finished products include an allocation of the fixed and variable costs used in the production.

**(h) Deferred stripping costs -**
The Company is deferring the stripping costs related to expansion of the Atocongo, Cristina and Pucará mining area. For the purpose of determining the amount of the deferred stripping cost, the Company's management calculates a cost per ton coefficient which results by dividing

the total amount of the overburden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarry. Additional costs are deferred or amortized when the actual stripping amount is greater or smaller, respectively, than the estimated amount using the aforementioned coefficient. According to management's estimations, part of the deferred preparation cost is associate to limestone which will be entered into the production process in 2007, and therefore, is presented as current assets.

**(i) Investments -**

Until December 31, 2005 stock investments in affiliated companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes impairment provisions as necessary when there is a permanent deterioration of its investments. From January 1, 2006 stock investments in affiliated companies are recorded in agreement with the equity method, recognizing the share of the company in the subsidiaries' gains or losses in the period results in which they take place.

Effective January 1, 2006, the investments in subsidiaries are accounted for by the equity method, recognizing the Company's proportionate share in the results of the subsidiaries in the period to which they relate. In application of NIC 8 "Accounting Policies, estimation and errors changes" (reviewed in 2003), the Company has given retroactive effect as of January 1, 2005 the related accounting principle change, recording a gain by share in affiliate companies of S/2,137,000, increasing the current year earning in the same amount; as well as accumulated loss of S/628,000 to December 31, 2004 was recorded in the initial balance of the accumulated earnings to that date.



**(j) Property, plant and equipment** -

The property, plant and equipment item is presented at cost, net of accumulated depreciation, adjusted by voluntary revaluations recorded in previous years and based on the assessments and appraisals made by independent experts. Maintenance and minor repairs are charged to expense as incurred. Expenditures, which will result in future economic benefits, beyond originally assessed performance standards, are capitalized.

Machinery costs include interest on loans obtained for financing the plant expansion that accrued during the construction phase of the expansion project.

The cost of property, plant and equipment also includes certain replacement parts directly related to specific assets.

Depreciation is accounted for using the straight-line method and the following estimated useful lives:

| | Years |
|---|---|
| Buildings and camps | 33 |
| Roads | 33 |
| Other constructions | 10 |
| Machinery | 5 and 10 |
| Vehicles | 5 |
| Furniture and fixtures | 10 |
| Other equipments | 4 and 10 |





The useful lives assigned and method of depreciation chosen by the Company is reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other direct costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

**(k) Joint venture agreements -**
The Company has entered into a joint venture agreement for the purpose of developing studies related to an electricity generation project, see Note 10(a). The costs associated with the joint venture are recognized following the proportional participation method and are shown under other assets, net, on the balance sheet. On December 28, 2005, "Compañía Eléctrica El Platanal S.A. (CELEPSA) was incorporated being the Company its majority shareholder. As of said date, CELEPSA is in charge of the development and operation of the electrical generation concession G-1 El Platanal.

**(l) Mining concessions -**
Significant disbursements related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and are presented under the caption "Other assets, net" in the balance sheets. Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is recoverable.



**(m) Impairment of long lived assets -**

The Company undertakes an evaluation of impairment of assets whenever events or circumstances indicate that the book value of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction; value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in previous years is reversed if changes occur in the estimates used in determining the impairment loss.

**(n) Revenue recognition -**

Sales are recognized when all the risks and benefits inherent in ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a timely basis using the effective rate on the underlying asset.

**(o) Recognition of costs and expenses -**

The cost of sales corresponding to the production cost of cement and clinker that the Company sells is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized on an accrual basis, disregarding the moment they are paid, and are recorded in the periods to which they relate.

**(p) Income tax and workers' profit sharing -**
The current portion of income tax and workers' profit sharing are calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the Company recognizes the effect of temporary differences between book and tax basis to the extend that such differences result in a deferred tax liability. A deferred asset will only be recognized as long as its realization is probable.

**(q) Accruals -**
An accrual is only recognized when the Company has a current obligation (legal o implicit) as a result of past events, it is probable to require resources of the Company to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimate at the date of the balance sheets.

**(r) Quarry closing costs -**
Up to December 31st , 2005, the Company recorded the amount of related obligation regarding quarry closing at the moment limestone reserves are extinguished. On January 1st, 2006, the Company records said liability when a legal obligation exists, without having completely extinguished the limestone reserves. At the moment of the initial liability record for said obligation, which is presented at fair value, the Company capitalizes the amount through an increase of book's value of long-length assets. Subsequently, liabilities



are increased in each period to show the interest cost taken in consideration in the initial measurement of fair value, and furthermore, the capitalized cost is depreciated and/or amortized on the basis of the useful life of the related asset. When settling liability, Company will record any resulting gain or loss. The changes made to fair value of obligation or to the useful life of related assets arising from the review of the initial estimates, should be recognized through an increase or decrease of the book's value of the obligation and related long-length asset. As a result of this, in the year 2006, the Company increased the cost of "other assets, net" caption in S/2,817,000 and recognize a liability for the same amount which is presented in the "other accounts payable" in the balance sheet.

**(s) Contingencies -**

Contingent liabilities are recorded in the financial statements when it is probable that future events will confirm them, as long as their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements when it is probable that they will be realized.

**(t) Goodwill -**

On February 28, 2003, a merger process by which the Company absorbed its subsidiary Lar Carbon S.A. was approved. The mergers effective date was March 1st , 2003. The goodwill corresponds to the difference between Lar Carbon S.A. shares' acquisition cost and the fair value of the acquired assets and liabilities at the moment of the merger.

Annually, impairment tests are taken to goodwill to determine if the book's value is totally recoverable. If the book's value is greater than its recoverable value it records an accrual. Goodwill is assigned to the generating units of cash in order to tests its impairment value.

In agreement with NIIF 3, from January 1°, 2005, the Group stopped to amortize the goodwill and accumulated amortization to December 31, 2004 has been written off with the decrease in the cost of the goodwill.

**(u) Earnings per share -**
Basic and diluted earnings per share have been calculated by dividing the net income attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheet. See Note 27.

As of December 31, 2006 and 2005, the Company does not have any financial instrument with dilutive effect, for that reason, basic and diluted earnings per share are the same.

**(v) Comparison of the financial statements -**

Reclassifications
The reclassifications made in the Comparative Financial Statements as of December 31, 2006 were as follows:

• The cost of limestone situated in the Pucará's stripping cost amount to S/31,996,000 which was presented as part of the inventories, has been reclassified at a long-term.



• The deferred stripping cost amount to S/ 25,437,000, which was presented as a non current asset, has been reclassified as a current asset.

• The disbursements of the year 2005 related to deferred stripping cost amount to S/42,758,000 which was presented as an operational activities, is currently presented as investment activities in the statements of cash flows.

Pro-forma Financial Statements

• As explained in (i), applying IAS 8, As of January 1st, 2005 the Company has given the change of the accounting principle related to the acknowledge of equity sharing in the Statement of Income of year 2005 a retroactive effect, recording a gain per share in affiliates of S/2,137,000 (accrual lost of S/628,000 as of December 31, 2004 recorded with the initial balance of the accumulated results as of said date).

**(w) New International Financial Reporting Standards-**

IFRS 7 – Financial Instruments - Disclosures – Said standard has as an objective to provide disclosures in the notes of the Financial Statements that enable users to evaluate the significance of Financial Instruments in the Company's Financial Position and Performance, to understand the nature and extension of the risks faced by Company due to the carrying out of financial instruments and how Company's Management manage said risks. This Standard has international relevance for the annual periods that began after January 1, 2007, and replace the require disclosures by the IAS 32 about financial instruments. Its use in Peru has not been approved yet.





### 3. FOREIGN CURRENCY TRANSACTIONS

Foreign currency operations are made at free market exchange rates published by the "Superintendencia de Banca y Seguros and AFP's". As of December 31, 2006, the weighted average free market exchange rates for transactions in U.S. Dollars was S/3.194 for buying and S/3.197 for selling (S/3.429 for buying and S/3.431 for selling as of December 31, 2005).

As of December 31, 2006 and 2005, the Company's assets and liabilities in foreign currency were as follows:

| | 2006<br>US$(000) | 2005<br>US$(000) |
|---|---|---|
| **Assets** | | |
| Cash and banks | 3,856 | 207 |
| Trade accounts receivable, net | 472 | 6,391 |
| Accounts receivable from Principal and subsidiaries | 2,161 | 554 |
| Other accounts receivables, net (includes non-current portion) | 4,518 | 4,408 |
| Prepaid expenses | 86 | 80 |
| | 11,093 | 11,640 |



| | 2006<br>US$(000) | 2005<br>US$(000) |
|---|---|---|
| **Liabilities** | | |
| Bank loans and overdrafts | 20,002 | 30,901 |
| Trade accounts payable | 3,974 | 9,227 |
| Other current liabilities | 3,902 | 2,403 |
| Long-term debts | - | 1,500 |
| | 27,878 | 44,031 |
| | | |
| **Net liability position** | **16,785** | **32,391** |

The Company's management has decided to accept the exchange risk of this position and has not carried out operations with derivative products for hedging purposes.

**4. CASH AND BANKS**

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Cash | 762 | 807 |
| Current accounts (a) | 5,712 | 2,649 |
| Time deposits (b) | 21,043 | 27,550 |
| | | |
| | **27,517** | **31,006** |

**(a)** The Company maintains its current bank accounts with different domestic banks both in Peruvian currency and in U.S. Dollars. Deposits in these current accounts are freely available and do not accrue interest.

**(b)** As of December 31, 2006, the balance corresponds to time deposits maintained with domestic banks in Peruvian currency. These deposits accrue annual interest rates ranging between 4.40 (in Peruvian nuevos soles) and 4.39 percent (in U.S.Dollars).

## 5. TRADE ACCOUNTS RECEIVABLE, NET

This item is made up as follows:

| | **2006**<br>S/(000) | **2005**<br>S/(000) |
|---|---|---|
| **Invoices receivable** | | |
| Third parties | 11,483 | 15,680 |
| Subsidiary, Note 25(b) | 684 | 15,233 |
| | 12,167 | 30,913 |
| **Bills of exchange receivable from third parties** | 633 | 679 |
| | 12,800 | 31,592 |
| Less | | |
| Provision for doubtful accounts | (729) | (729) |
| | **12,071** | **30,863** |



Trade accounts receivable to third parties are stated in Peruvian Nuevos Soles, except for those related to export sales, which are stated in U.S. Dollars, and do not have trade accounts receivable as of December 31, 2006 (S/7,600,000 as of December 31, 2005). Accounts receivable have current maturities and do not accrue interest.

In Management's opinion, the provision for doubtful accounts receivable is sufficient considering the assessed risks as of December 31, 2006 and 2005.

## 6. OTHER ACCOUNTS RECEIVABLE, NET

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Third parties loans (a) | 9,973 | 13,189 |
| Claims to Tax Administration | 1,616 | - |
| Claims to third parties | 835 | 546 |
| Personnel accounts receivable | 570 | 682 |
| Interest receivable | 175 | 11 |
| Other accounts receivable | 4,083 | 2,700 |
| | 17,252 | 17,128 |
| **Less** | | |
| Provision for doubtful accounts | (134) | (134) |
| | 17,118 | 16,994 |
| **Current portion** | 10,453 | 6,499 |
| **Non current portion** | **6,665** | **10,495** |





**(a)** As of December 31, 2006 and 2005, this amount includes primarily the account receivable to Minera San Martín S.A., related to the sale of certain machinery and granted loans. The loans were granted on the basis of the mining concession development and operation contract in the quarries of Atocongo, in return of which Minera San Martín S.A. is committed to provide services for exploitation and limestone transport from the Company's quarries to its processing plant. The loan has an established interest rate of 7.35 percent and the last payment on the loan is due on December 31, 2010.

## 7. INVENTORIES

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Finished products | 3,296 | 3,732 |
| Work in process (a) | 67,886 | 78,594 |
| Raw and ancillary materials (b) | 9,973 | 33,986 |
| Containers and packaging | 7,415 | 4,344 |
| Spare parts, materials and supplies (c) | 61,519 | 57,875 |
| Inventories in transit | 8,641 | 5,603 |
| | 158,730 | 184,134 |
| Non current portion (a) | 32,860 | 31,996 |
| **Current portion** | **125,870** | **152,138** |



**(a)** Products in process include clinker in production and limestone extracted from the Company's mines to be used in the production process. As of December 31, 2006 this balance includes limestone of high grade extracted in the Pucará mine by an amount of S/32,860,000 that, according to management estimations will be used in the productive process in the medium term and, therefore is presented as a non current existence (S/31,996,000 as of December 31, 2005).

**(b)** Raw and ancillary materials include gypsum, silica, iron ore and coal, among others, which will be used in the production process.

**(c)** In Management's opinion, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an allowance for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.





## 8. INVESTMENTS, NET

This item is made up as follows:

| Company | Main activity |
|---|---|
| **Subsidiaries (a)** | |
| Compañía Eléctrica El Platanal S.A. (b) | Electric power generation |
| Inversiones en Concreto y Afines S.A. | Holds a 60 percent equity investment in shares of Unión de Concreteras S.A. – UNICON which main activity is the production and commercialization of concrete |
| Generación Eléctrica de Atocongo S.A. | Electric power generation |
| Depósito Aduanero Conchán S.A. | Harbor services |
| Others | |
| | |
| **Others** | |
| Bonds and other investments | |
| | |
| | |



| | Percentage of share in net equity | | Amount | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 S/(000) | 2005 S/(000) |
| | | | | |
| | 60.00 | 60.00 | 59,472 | 6 |
| | | | | |
| | | | | |
| | | | | |
| | 60.00 | 60.00 | 29,492 | 25,486 |
| | 99.85 | 99.85 | 4,045 | 3,886 |
| | 99.00 | 99.00 | 2,343 | 485 |
| | | | 1,677 | 165 |
| | | | 97,029 | 30,028 |
| | | | | |
| | | | 123 | 123 |
| | | | | |
| | | | **97,152** | **30,151** |





**(a)** The participation in the net income (loss) of its subsidiaries is as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Inversiones en Concreto y Afines S.A. | 4,005 | 1,637 |
| Generación Eléctrica de Atocongo S.A. | 158 | 381 |
| Depósito Aduanero Conchán S.A. | 1,858 | 144 |
| Other minors | 28 | (25) |
| | **6,049** | **2,137** |

The value of the participation in the net equity of its affiliates has been determined on the base of the unaudited financial statements presented by the respectives companies as of December 31, 2006 and 2005.

**(b)** On December 28, 2005, Compañia Eléctrica el Platanal S.A. (hereafter CELEPSA) was constituted. The company made a contribution of US$18,000,000 (equivalent to S/59,472,000) for the CELEPSA's Constitution. CELEPSA's objective is the development and operation of the Concession of Electrical Generation G-1 El Platanal. See Note 10(a).





## 9. PROPERTY, PLANT AND EQUIPMENT, NET

The annual movement and accumulated depreciation balances are as follows:

| | Lands | Buildings and camps | Roads | Other constructions | Machinery |
|---|---|---|---|---|---|
| | S/(000) | S/(000) | S/(000) | S/(000) | S/(000) |
| **Cost** | | | | | |
| **Balance as of January 1, 2006** | 27,963 | 271,684 | 5,407 | 43,487 | 1,353,865 |
| Additions | 1,296 | 256 | 88 | 84 | 47 |
| Retirements and others | (282) | (678) | - | - | (3,577) |
| Transfers | 568 | 4,730 | - | 1,326 | 31,798 |
| **Balance as of December 31, 2006** | 29,545 | 275,992 | 5,495 | 44,897 | 1,382,133 |
| **Accumulated depreciation** | | | | | |
| **Balance as of January 1, 2006** | - | 134,956 | 4,221 | 33,934 | 1,034,999 |
| Additions | - | 6,053 | 59 | 1,795 | 78,332 |
| Retirements and others | - | - | - | - | (3,093) |
| **Balance as of December 31, 2006** | - | 141,009 | 4,280 | 35,729 | 1,110,238 |
| **Provision for impairment** | | | | | |
| **Balance as of January 1, 2006** | - | - | - | - | - |
| Additions | - | - | - | - | - |
| **Balance as of December 31, 2006** | - | - | - | - | - |
| **Net book value** | **29,545** | **134,983** | **1,215** | **9,168** | **271,895** |



| Vehicles S/(000) | Furniture and fixtures S/(000) | Other equipments S/(000) | Replacement equipments S/(000) | Work in progress S/(000) | Total 2006 S/(000) | Total 2005 S/(000) |
|---|---|---|---|---|---|---|
| 13,218 | 12,072 | 27,037 | 20,381 | 107,625 | 1,882,739 | 1,788,585 |
| 442 | 176 | 882 | 4,279 | 59,808 | 67,358 | 96,819 |
| (861) | - | (14) | (95) | (539) | (6,046) | (2,665) |
| 591 | 158 | 939 | (604) | (39,506) | - | - |
| 13,390 | 12,406 | 28,844 | 23,961 | 127,388 | 1,944,051 | 1,882,739 |
| | | | | | | |
| 8,196 | 10,842 | 20,976 | - | - | 1,248,124 | 1,157,785 |
| 1,410 | 330 | 1,853 | - | - | 89,832 | 92,272 |
| (776) | - | (5) | - | - | (3,874) | (1,933) |
| 8,830 | 11,172 | 22,824 | - | - | 1,334,082 | 1,248,124 |
| | | | | | | |
| - | - | - | (4,192) | - | (4,192) | (2,529) |
| - | - | - | (1,783) | - | (1,783) | (1,663) |
| - | - | - | (5,975) | - | (5,975) | (4,192) |
| **4,560** | **1,234** | **6,020** | **17,986** | **127,388** | **603,994** | **630,423** |

## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

**(a) Fully depreciated assets -**

Fully depreciated assets as of December 31, 2006 amounted approximately to S/911,642,000 (approximately to S/561,471,000 as of December 31, 2005).

**(b) Interests -**

The caption "Property, plant and equipment" includes loans costs, net of accumulated depreciation, amounting approximately of S/13,223,000 and S/17,391,000 as of December 31, 2006 and 2005, respectively.

**(c) Work in progress -**

Work in progress corresponds to investments made by the Company, mainly in the construction of the Atocongo - Conchán conveyor belt and the conversion of the burning systems of kiln I and II for using natural gas.

**(d)** The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2006 and 2005, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure is US$55



millions. The covered value of the insured items is US$418 and US$413 millions as of December 31, 2006 and 2005, respectively. In Management's opinion, the insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

**(e)** Depreciation is distributed as follows:

| | 2006 | 2005 |
|---|---|---|
| | S/(000) | S/(000) |
| Operating costs, Note 19 | 58,612 | 61,175 |
| Administrative expenses, Note 20 | 31,220 | 31,097 |
| | **89,832** | **92,272** |





## 10. OTHER ASSETS, NET

The annual movement in the other assets account and accumulated amortization balances are as follows:

| | Hydroelectric Project El Platanal (a) S/(000) | Other concessions S/(000) | Quarries Closing S/(000) |
|---|---|---|---|
| **Cost** | | | |
| **Balance as of January 1, 2006** | 34,815 | 14,462 | - |
| Additions | 2,564 | 143 | 2,817 |
| **Balance as of December 31, 2006** | 37,379 | 14,605 | 2,817 |
| **Accumulated amortization** | | | |
| **Balance as of January 1, 2006** | - | 4,573 | - |
| Additions | - | 676 | 122 |
| **Balance as of December 31, 2006** | - | 5,249 | 122 |
| **Net book value** | **37,379** | **9,356** | **2,695** |



| Deferred charges | Total 2006 | Total 2005 |
|---|---|---|
| S/(000) | S/(000) | S/(000) |
| | | |
| 33,025 | 82,302 | 76,270 |
| 3,119 | 8,643 | 6,032 |
| | | |
| 36,144 | 90,945 | 82,302 |
| | | |
| | | |
| 32,559 | 37,132 | 32,958 |
| 3,108 | 3,906 | 4,173 |
| | | |
| 35,667 | 41,038 | 37,131 |
| | | |
| **477** | **49,907** | **45,171** |

## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

**(a)** In November 1996, the Company obtained a temporary concession to complete feasibility studies related to electric power generation activities in the Cañete River, located in the Cañete province, department of Lima. In June of 1998, the Company entered into a business partnership agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

By means of Supreme Resolution N°130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 millions, plus US$70 millions related to irrigation and other works, and completion is estimated in the term of three to four years. Furthermore, by means of Supreme Resolution N°036-2003-EM as of October 2, 2003, it was approved the division of the permanent electric power generation concession in two independent power generation concessions: G-1 El Platanal with an installed capacity of 220 megawatts and G-2 Morro de Arica with an installed capacity of 50 megawatts.

The General Shareholders' Meeting held on November 4, 2005, approved the Framework Investment Agreement that will be entered into by and between Cementos Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A. to create Compañía Eléctrica El Platanal S.A. – CELEPSA, which will develop and operate the Electric Power Generating Concession "G-1 El Platanal". The total estimated investment is US$210 millions to be financed by means of a bank loan and contributions made by the shareholders that founded Cementos



Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A based on a 60, 30 and 10 percent shareholding, respectively. The programmed construction term is 35 months, having started in the last quarter of 2006. At the moment, Company's Management is negotiating with its partners the manner in which the cost incurred in the project will be recovered.

## 11. BANK LOANS AND OVERDRAFTS

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Overdrafts | 7 | 37,404 |
| Banco de Crédito del Perú, (a) | 63,940 | 68,620 |
| | | |
| | **63,947** | **106,024** |

(a) The bank loans correspond to promissory notes denominated in foreign currency and was obtained to fund working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average annual interest rates of these bank loans were 5.90 and 3.74 percent as of December 31, 2006 and 2005, respectively.





## 12. TRADE ACCOUNTS PAYABLE

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Third parties (a) | 23,393 | 30,656 |
| Subsidiaries and related parties, Note 25(b) | 4,365 | 6,070 |
| | **27,758** | **36,726** |

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are stated in both domestic and foreign currency, have current maturities, do not accrue interest and no guarantees have been given to assure these obligations.



**13. OTHER CURRENT LIABILITIES**

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Taxes and contributions | 7,851 | 2,712 |
| Provision for mine closing, Note 31(b) | 2,817 | - |
| Advances from customers | 2,340 | 7,025 |
| Remuneration payable | 3,616 | 4,854 |
| Private pension fund administrators (known as AFPs in Peru) | 428 | 350 |
| Interest payable | 397 | 531 |
| Social security contributions | 381 | 351 |
| Severance indemnity | 372 | 342 |
| Dividends payable, Note 16(d) | 31 | 31 |
| Provision for plant closing | 20 | - |
| Other | 4,588 | 2,034 |
| | **22,841** | **18,230** |

**14. LONG-TERM DEBTS**

The balance as of December 31, 2005 corresponded to Deutsche Investitions - und Entwicklungsgesellschaft mbH. The mortgage has been established on the "Atocongo 5" concession for a total amount of US$51,331,115, of which US$25,500,000 corresponds to this organization. This loan was cancelled on March 15, 2006. The mortgages that guarantee the already cancelled loans are being solved.





## 15. DEFERRED LIABILITY FROM INCOME TAX AND WORKERS' PROFIT SHARING

This item is made up as follows:

| | Balance as as of January 1, 2005 S/(000) | Other reclassifi-cations S/(000) | Debit (Credit) to the statement of income S/(000) |
|---|---|---|---|
| **Deferred liability** | | | |
| Effect from the increased value of assets (revaluation) | 51,414 | - | (6,932) |
| Effect of capitalized interest | 7,976 | - | (1,542) |
| Effect of replacement parts impairment provision | (936) | - | (615) |
| Other | (1,273) | (2,069) | (482) |
| | **57,181** | **(2,069)** | **(9,571)** |



| Balance as of December 31, 2005 S/(000) | Other reclassifi-cations S/(000) | Debit (Credit) to the statement of income S/(000) | Balance as of December 31, 2006 S/(000) |
|---|---|---|---|
| | | | |
| 44,482 | - | (6,932) | 37,550 |
| 6,434 | - | (1,541) | 4,893 |
| (1,551) | - | (660) | (2,211) |
| (3,824) | 811 | 962 | (2,051) |
| **45,541** | **811** | **(8,171)** | **38,181** |



## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Distribution** | | |
| Workers' profit sharing - | | |
| Current | 22,679 | 18,211 |
| Deferred | (2,208) | (2,587) |
| Other adjustments | - | (425) |
| | 20,471 | 15,199 |
| Income tax - | | |
| Current | 61,234 | 49,171 |
| Deferred | (5,963) | (6,984) |
| Other adjustments | - | (1,312) |
| | 55,271 | 40,875 |
| | **75,742** | **56,074** |



**(a)** The reconciliation of the effective tax rate for workers' participation and income tax to the legal combined rate for the years ended 2006 and 2005 is as follows:

| | 2006<br>S/(000) | % | 2005<br>S/(000) | % |
|---|---|---|---|---|
| **Income before workers' profit sharing and income tax** | 212,709 | 100.00 | 159,867 | 100.00 |
| Combined legal rate | 78,702 | 37.00 | 58,041 | 37.00 |
| Adjustments | - | - | (1,094) | (0.71) |
| Non deductible expenses (no taxables), net | (2,960) | (1.40) | (873) | (0.05) |
| **Workers' profit and income tax expenses** | **75,742** | **35.60** | **56,074** | **36.24** |





## 16. SHAREHOLDERS' EQUITY

**(a) Capital stock -**

Capital stock subscribed and paid as of December 31, 2006 and 2005, is comprised of 36,926,629 common shares, with a nominal value of S/10 per share, which are completely emitted and paid.

Due to inflation effects originated as of December 31, 2004, the Company can increase its capital stock in approximately S/2,390,000 as of December 31, 2006.

As of December 31, 2006 and 2005 the stock exchange quotation of the Company's shares was S/55 and S/40, respectively.

The capital stock structure as of December 31, 2006 is shown below:

| Percentage | Number of shares | Whole participation |
|---|---|---|
| More than 10% | 1 | 68.03% |
| From 5% to 9.99% | 3 | 20.48% |
| From 1% to 4.99% | 2 | 4.84% |
| Less than 1% | 593 | 6.65% |
| **Total** | **599** | **100.00%** |



**(b) Investment shares -**
As of December 31, 2006 and 2005, there are 47,701,066 investment shares with a nominal value of S/1 per share.

Due to inflation effects originated as of December 31, 2004, the Company can increase its investment shares in approximately S/3,087,000, as of December 31, 2006.

**(c) Legal reserve -**
According to the General Corporation Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of the capital stock. The legal reserve may be used to offset losses or may be capitalized; in both cases, it should be restored from future profits. Company has constituted the legal reserve limit required by General Society Law.

**(d) Dividends paid -**
The Board of Directors Meeting held on January 26, 2005, agreed to distribute dividends charged to prior year's freely disposable profits amounts approximately S/19,089,000, whose payment was made on February 28, 2005. The Board of Directors meetings held on April 27, July 20 and October 26, 2005, agreed to distribute dividends charged to year 2005 freely disposable profits amounted approximately S/52,260,000 which were paid on, May 31, August 24, and November 29, 2005, respectively.

The Board of Directors Meeting held on January 25, 2006, agreed to distribute dividends charged to prior year freely disposable profits amounted to approximately S/18,083,000, whose payment was made on February 28, 2006. The Board of Directors Meetings held





on April 26, July 19 and October 25, 2006, agreed to distribute dividends charged to year 2006 freely disposable profits for approximately S/55,751,000, which were paid on May 30, August 22 and November 28, 2006, respectively.

### 17. TAX SITUATION

**(a)** The Company is subject to Peruvian Tax Law. Until December 31, 2006 and 2005, the statutory income tax rate in Peru was 30 percent on taxable income.

Corporations not domiciled and citizens in Peru must pay an additional tax of 4.1 percent on dividends.

**(b)** For purposes of determining the Income Tax and the Value Added Tax, transfer prices of transactions with related companies and companies domiciled in tax-haven countries must be supported with documentation and information regarding the valuation methods and criteria used to determine them. Based on the analysis of the Company's operations, it is the opinion of Management and the Company's legal counsels that the application of these legal provisions will not bring forth any significant contingencies as of December 31, 2006 and 2005. As of year 2004, the support for the transfer prices is solely required for transactions between related companies that individually pay their income tax in their country, subject to filing an Informative Sworn Statement thereof, on a yearly basis.



By means of Superintendence Resolution No. 008-2007 - SUNAT except itself from the obligation of taking in consideration the transfer prices technical study for the fiscal year 2005 and 2006, in connection with the transactions that the taxpayer domiciled in the country execute with their domiciled affiliates parties.

**(c)** The tax authorities are legally entitled to audit and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The Company's income tax and value added tax returns from the year 2004 to 2006 are still subject to audit by the tax authorities. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such audits will result in tax liabilities for the Company; therefore, any eventual greater tax will be applied to the results of the year in which it is determined. However, in Management's opinion and of the Company's legal advisors, any additional tax assessment will not be significant to the Company's financial statements as of December 31, 2006 and 2005.





## 18. NET SALES

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Local** | | |
| Cement and clinker | 637,387 | 546,633 |
| Others | 8,117 | 7,027 |
| **Exports** | 104,297 | 103,375 |
| | **749,801** | **657,035** |

## 19. OPERATING COSTS

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Initial inventory of finished and in process products, Note 7 | 82,326 | 71,430 |
| Deferred stripping quarries cost | 61,862 | 42,525 |
| | 144,188 | 113,955 |



| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Raw materials consumption | 93,186 | 102,296 |
| Fuel | 97,655 | 104,381 |
| Electric power | 42,667 | 35,136 |
| Personnel expenses, Note 22 | 22,970 | 21,351 |
| Containers | 17,897 | 15,365 |
| Depreciation, Note 9(e) | 58,612 | 61,175 |
| Other manufacturing costs | 93,404 | 76,553 |
| | | |
| Final inventory of finished and in process products, Note 7 | (71,182) | (82,326) |
| Deferred stripping cost | (78,642) | (61,862) |
| | | |
| | (149,824) | (144,188) |
| | | |
| | **420,755** | **386,024** |





Operating costs are allocated as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Local** | | |
| Cement and clinker | 338,018 | 293,851 |
| Others | 6,741 | 4,662 |
| **Exports** | 75,996 | 87,511 |
| | **420,755** | **386,024** |

## 20. ADMINISTRATIVE EXPENSES

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Depreciation, Note 9(e) | 31,220 | 31,097 |
| Management services, Note 1 | 23,900 | 17,581 |
| Personnel expenses, Note 22 | 12,814 | 12,373 |
| Services rendered by third parties | 7,383 | 9,297 |
| Various management expenses | 9,251 | 7,374 |



| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Amortization, Note 10 | 3,906 | 4,173 |
| Taxes | 3,974 | 3,919 |
| Board's remuneration | 2,390 | 1,758 |
| Period accruals | 1,590 | 822 |
| | **96,428** | **88,394** |

## 21. SALES EXPENSES

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Sales commissions | 11,947 | 11,239 |
| Services rendered by third parties | 12,243 | 10,136 |
| Various management expenses | 2,642 | 1,379 |
| Personnel expenses, Note 22 | 560 | 483 |
| Period accruals | 34 | 29 |
| | **27,426** | **23,266** |





## 22. PERSONNEL EXPENSES

This item is made up as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Remunerations | 22,794 | 21,724 |
| Bonuses | 5,043 | 4,697 |
| Contributions | 2,805 | 2,740 |
| Vacations | 2,238 | 1,923 |
| Training | 565 | 473 |
| Other | 2,899 | 2,650 |
| | **36,344** | **34,207** |

Personnel expenses have been recorded in the following captions:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| Operating costs, Note 19 | 22,970 | 21,351 |
| Administrative expenses, Note 20 | 12,814 | 12,373 |
| Selling expenses, Note 21 | 560 | 483 |
| | **36,344** | **34,207** |



## 23. FINANCIAL INCOMES

This item is made up as follows:

| | 2006 S/(000) | 2005 S/(000) |
|---|---|---|
| Interest on deposits | 1,135 | 326 |
| Interest on other accounts receivables | 1,008 | 920 |
| Other | 24 | 27 |
| | **2,167** | **1,273** |

## 24. FINANCIAL EXPENSES

The item is made up as follows:

| | 2006 S/(000) | 2005 S/(000) |
|---|---|---|
| Interest on overdrafts | (2,551) | (1,007) |
| Interest on bank loans | (3,790) | (2,429) |
| Interest on long-term debt | (96) | (909) |
| Other | (323) | (463) |
| | **(6,760)** | **(4,808)** |

## 25. TRANSACTIONS WITH PRINCIPAL, SUBSIDIARIES AND RELATED PARTIES

(a) The main transactions between the Company and the Principal, its affiliates and related parties were as follows:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Sales of goods and services** | | |
| Sale of cement (i) | 47,980 | 40,859 |
| Thermal plant lease services | 2,168 | 1,981 |
| | | |
| **Purchase of goods and services** | | |
| Management fee, Note 1 | 23,900 | 17,581 |
| Purchase of electric power | 12,039 | 9,327 |
| Engineering and technical assistance services | 8,873 | 9,245 |

(i) It corresponds to the sales conducted to its subsidiary "UNICON" which are carried out under the same conditions as with third parties; therefore, there are no differences as regards price policies or bases for settlement for tax purposes. As to payment terms, the policies granted to third parties are different from those involving its Principal and subsidiaries.



**(b)** As a consequence of these and other less significant transactions, the Company has the following accounts receivable and payable:

| | 2006<br>S/(000) | 2005<br>S/(000) |
|---|---|---|
| **Trade accounts receivable, Note 5** | | |
| Unión de Concreteras S.A. | 684 | 15,233 |
| | | |
| **Other accounts receivable** | | |
| Depósito Aduanero Conchán S.A. | - | 1,152 |
| Minera Adelaida S.A. | 110 | 698 |
| Generación Eléctrica de Atocongo S.A. | 204 | 660 |
| Inversiones en Concreto y Afines S.A. | - | - |
| Sindicato de Inversiones y Administración S.A. | 153 | 160 |
| Unión de Concreteras S.A. | - | 19 |
| Nuevas Inversiones S.A. | 4,791 | - |
| Other | 1,698 | 735 |
| | | |
| | **6,956** | **3,424** |



## NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, and 2005

| | 2006 S/(000) | 2005 S/(000) |
|---|---|---|
| **Trade accounts payable, Note 12** | | |
| Depósito Aduanero Conchán S.A. | 1,536 | 1,584 |
| ARPL Teconología Industrial S.A. | 1,475 | 2,101 |
| Union de Concreteras S.A. | 485 | 1,499 |
| Generación Eléctrica de Atocongo S.A. | 869 | 804 |
| Transportes Lurín S.A. | - | 82 |
| | **4,365** | **6,070** |
| **Other current liabilities** | | |
| Sindicato de Inversiones y Administración S.A. | 14,086 | 10,492 |
| Transportes Lurín S.A. | - | 30 |
| | **14,086** | **10,522** |



(c) The expenses on profits, remunerations and other concepts to the members of the Directory and the company's Key Management, amounted to S/6,792,000 during year 2006 (S/6,485,000 in 2005). The company does not remunerate with long term benefits like post-retirement or completion of contract, nor payment based on shares to the Management.

## 26. CONTINGENCIES

The Company is currently involved in various tax, legal and labor proceedings related to its operations. In Management's opinion and of its legal advisors, the final outcome of these proceedings will not represent significant expenses for the Company, and therefore, no provisions as of December 31, 2006 and 2005 are needed. The principal proceedings are described below:

(a) On December 19, 2003, the Company was notified by the Intendancy Resolution N° 000-ADF/2003-000700, emitted by the Intendancy of Supervision and Customs Collection Management (Intendencia de Fiscalizacion y Gestion de Recaudación Aduanera), which orders the Company to return the benefits of the Drawback used, plus the fine and penalty interest rates, for a total amount of approximately S/10,355,000. The resolution considers that the Company unrightfully used the restitution of tariff rights in the years 2001 and 2002. By means of Resolution No. 07238-A-2005, dated November 25, 2005, the Tax Court confirmed the resolutions issued by the Tax Administration. To that matter, the Company has brought an administrative litigation before a judge who deals with administrative matters and also a precautionary measure. It is the opinion of Management and the Company's legal counsel that the Tax Intendancy Resolution and Tax Court Resolution No. 07238-A-2005, have no sound legal basis whatsoever and that this contingency should be resolved in favor of the Company.

**(b)** On July 16, 2004, the Company was notified with the Determination Resolutions amounting approximately S/10,759,000 due to real estate and municipal taxes, fines and interests over land under concession buildings on concession land. On August 13, 2004, the Company filed an appeal given that it considered the pretended collection to be unrightfully. By means of Management Resolution No. 2249-2005-GR/MVMT, dated December 1, 2005, the Villa María del Triunfo District Municipality dismissed the Company's claim as groundless. On December 28, 2005, the Company has filed an appeal which is pending resolution to date. Management and its legal counsels have assessed the impact of this contingency and it is their opinion that the position adopted by the Company should prevail in the respective instances.

**(c)** After the completion of the merger between Lar Carbón S.A. and the Company effective on March 1, 2003, the Tax Administration notified the Determination Resolutions N° 012-03-0002378 to 012-03-0002380, which determined a debt for Income Tax and Value Added Tax corresponding to the year 2001 plus the respective fines arising from the discounts granted for the export operations of the Company, as well as a supposed undervaluation of assets and the depreciation's calculation of Lar Carbón S.A., for a total amount of approximately S/1,652,000. On March 31, 2003, the Company filed a partial Reclamation Proceeding against the Determination Resolutions. As of the date of this report, the Tax Administration has not yet responded. In Management's and its legal advisors' opinion, this situation will be resolved in favor of the Company.



**(d)** On December 16, 2004, the Company was notified by the National Tax Superintendence (known as SUNAT in Peru) of Tax Assessment Resolutions and Fine Imposing Resolutions for an aggregate amount of approximately S/12,763,000, related to the Value Added Tax and Income Tax corresponding to fiscal years 2000 and 2001. These resolutions adjust the revenues from exports of cement and clinker to the USA, expenses owing to the effect of the recalculation of the tax credit prorate, revenues from adjustment of sales of type II cement, camp and teaching service expenses, and three more items that the Company accepted at the time of filing its claim. On January 12, 2005, the Company filed a tax claim against the unaccepted objections amounting to approximately S/10,682,000, which in the opinion of Management and the Company's legal counsels will be resolved favorably.

**(e)** On October 26, 2006, the company was notified by the National Tax Superintendence (SUNAT) of tax Assessment Resolutions and Fine Imposing Resolutions for an aggregate amount of approximately S/13,644,676, related to the Value Added Tax and Income Tax corresponding to fiscal years 2002 and 2003. Said resolutions, adjusted the revenues for exports of cement and clinker to the USA, considering said sales are under its market value; the expenses for not having call option right of mining concession and camping expenses and teaching services. On November 23, 2006, the Company files a tax claim, which in the opinion of Management and the Company's legal counsels will be resolved favorably.





## 27. BASIC AND DILUTED EARNINGS PER SHARE

The weighted average number of shares to be used in the basic and diluted earnings per share calculation is determined as follows:

| | Common shares | | |
|---|---|---|---|
| | Outstanding shares | Days in effect until the year end | Weighted average of shares |
| **Year 2005** | | | |
| Balance as of January 1st, 2005 | 36,926,629 | 365 | 36,926,629 |
| **Balance as of December 31, 2005** | **36,926,629** | | **36,926,629** |
| **Year 2006** | | | |
| Balance as of January 1st, 2006 | 39,926,629 | 365 | 36,926,629 |
| **Balance as of December 31, 2006** | **36,926,629** | | **36,926,629** |

| | As of December 31, 2006 | | |
|---|---|---|---|
| | Income (numerator) S/ | Shares (denominator) | Earnings per share S/ |
| **Earnings per common share, basic and diluted** | 121,298,000 | 36,926,629 | 3.28 |
| **Earnings per investment share, basic and diluted** | **15,669,000** | **47,701,066** | **0.33** |



[redacted]

| Investment shares | | |
| --- | --- | --- |
| Outstanding shares | Days in effect until the year end | Weighted average of shares |
| | | |
| 47,701,066 | 365 | 47,701,066 |
| **47,701,066** | | **47,701,066** |
| | | |
| 47,701,066 | 365 | 47,701,066 |
| **47,701,066** | | **47,701,066** |

| As of December 31, 2005 | | |
| --- | --- | --- |
| Income (numerator) S/ | Shares (denominator) | Earnings per share S/ |
| 89,262,000 | 36,926,629 | 2.42 |
| **11,531,000** | **47,701,066** | **0.24** |

## 28. RISK CONCENTRATION

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from affiliates. The Company has significant bank balances in various major local financial institutions of renowned prestige in the domestic and foreign markets. In Management's opinion, as of December 31, 2006 and 2005, there are no credit risks. Likewise, the Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

## 29. FAIR VALUE OF FINANCIAL INSTRUMENTS

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial instruments or equity instruments with another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

According to the Management's opinion, the fair value of the Company's financial instruments approximates their carrying values, because it has the greater part of its short-term financial instruments at market interest rate, therefore, the disclosure of said information has no effect on the financial statements as of December 31, 2006 and 2005.



## 30. MINING ROYALTY

On June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalty Law. This law seeks to establish the mining royalty that the owners of the mining concessions should pay for the exploitation of metallic and non-metallic mineral resources. The mining royalty will be calculated with rates ranging from 1 to 3 percent over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. As of November 15, 2004, it was approved the law's regulation. The Company has complied with making the payment of the mining royalty as of December 31, 2006 and 2005.

## 31. ENVIRONMENTAL MATTERS

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

**(a) Industrial activity -**

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacturing Industry, dated September 26, 1997, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations - MITINCI (now denominated PRODUCE) its Environmental Management and Compliance Program (PAMA), which was approved by MITINCI on February 1, 2002.

The Company estimates that the expenditure required to tackle the situations identified in its PAMA amount to approximately US$10.8 million, which within 5 years of its approval, will be mainly targeted to the improvement and installation of dust filters in the clinker production system, the construction of a treatment plant of effluents and for the monitoring of the air quality.

As of December 31, 2006, the aggregated investment of PAMA is approximately US$9.6 millions.

**(b) Mining and port activities -**

With regard to its mining and port activities, the Company has submitted to PRODUCE the corresponding Environmental Impact Assessments (EIAs) and is complying with its commitments and terms established in said assessments. The aggregate investment as of December 31, 2006 is approximately US$4.2 millions (US$3.7 millions as of December 31, 2005).

Also, on October 14, 2003 the Congress of the Republic enacted Law 28090 that regulates close of mines. This law intends regulates the obligations and procedures that must comply the holders of the mining activity for the elaboration, presentation and implementation of the Plan of Closing of Mines, and the constitution of the corresponding environmental guarantees, that assure the fulfillment the investments that includes with subjection to the principles of protection, preservation and recovery of the environment. The Company has presented the

Ministerio de la Producción and Ministerio de Energía y Minas, within set dates according to regulations of this law, studies of Closing Plans of its Mining Production Units. The studies of Closing Plans have established the warranty and future investment, when final and progressive closings of mining activity of each production unit will be carried out.

During August 2006, the independent consultants hired by the Company conclude the Study of the Mining Closing. Said study compiled the concepts included in the Supreme Decree No. 033-2005-EM, Regulation for Mining Closing (The Regulation) published on August 13, 2005. As of December 31, 2006, the total liability for mining closing amount to S/2,817,000 approximately, see Note 13. The allowance for mining units closing corresponds basically to activities that should be carried out for the restoration of affected zones by mining activities. Land movement and reforestation are the main jobs that should be carried out.

**(c) Use of hydrocarbons -**

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs the activities of the Company with respect to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA approved by the Ministry of Energy and Mines in 1996. The aggregated investment as of December 31, 2006, is approximately US$78.0 thousand (US$76.3 thousand as of December 31, 2005).





**Special Projects** -
As of December 31, 2006, the projects Company has been carrying out are as follows:

**(i) Ecologic Band Atocongo - Conchán**
A Project that consists in the construction of a tunnel of 6,800 m of length approximately between the industrial plant situated in the district of Villa María del Triunfo and the Port Operations Dock situated in the district of Villa El Salvador as well as the paving of the avenues Lima, El Parque y Maria Reiche, benefiting nearby communities, which will enable improve the environment quality of the area reducing the transit of heavy vehicles and urbanization by new roads and sidewalks. The Environmental Impact Study of this project was approved in May 2002 by the Ministerio de la Producción. As of today the civil work related to say project has been finished, having yet in process the assembly of the mechanic electric equipment, the project is expecting to be finished in the next 12 months. The investment as of December 31, 2006 amount to US$35.3 millions.

Editing staff: Cementos Lima team
Graphic design and layout: Axis Consultores
Photography: Daniel Giannoni
Pre-press and print: Impresso Gráfica

Cementos Lima S.A.

Av. Atocongo 2440, Villa María del Triunfo, Lima 35, Perú
Phone: (511) 217 0200 Fax: (511) 217 1496
postmaster@cementoslima.com.pe
www.cementoslima.com.pe

building **excellence**



sustainability report

# 2006



Asociación Atocongo

Cementos Lima S.A. Social Responsability Organization



**(ii) Use of natural gas in the Industrial Plant**

This project will enable the using of natural gas coming from Camisea's deposit, as thermal energy during the process of cement manufacture, which will reduce gas emissions in more than 30%, improving the environmental air quality and energetic production cost. Currently, the interconnection of the system by gas in Furnace II is working, and the interconnection of Furnace I is expected to be working in April 2007. The accrual investment as of December 31, 2006 amount to US$5.5 millions.

The Company is working to obtain certification of carbon gas emission reduction, within the Clean Development Mechanism of Kyoto Protocol, substituting coal by natural gas, which is necessary for the investment profitability.

**32. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH**

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

sustainability report

# 2006



Asociación Atocongo

# Asociación Atocongo



# Contents



# Prologue

Ever more companies are introducing business social responsibility initiatives instead of making donations without further obligation and commitment.

At Asociacion Atocongo we have been reflecting on the meaning of the commitment made by Cementos Lima S.A. for three years: developing social programmes and projects to give the communities of the southern areas of Lima more and more autonomy. This is not an easy task, but in the long term it ensures that local communities will have control over their own future.

As often happens at first, it is sometimes difficult and frustrating trying to convince the different members of the Southern Cone community that the effort, collaboration and, above all, capacity of the association are the best way to achieve this vision. Nevertheless, the satisfaction created over these three years makes us ever more optimistic about the effectiveness of our different lines of action.

The positive results of our CSR (corporate social responsibility) are the product of dialogue with different interest groups on subjects ranging from the nature of the business to corporate culture and the situation of the sector. Our participation at the different levels of dialogue and collaboration enable us to affirm that social responsibility concerns both the public and private sectors and civil society. Strengthening abilities facilitates the reduction of inequality, the creation of opportunities and social inclusion - a subject of much importance in Peru for many years.



Asociacion Atocongo, as the corporate social responsibility arm of Cementos Lima S.A., will remain committed to the work of strengthening the abilities of members of the least-favoured communities, to facilitate the road to self-development.

The subjects of global warming and climate change, desertification, water shortages and their consequences for the planet have not passed us by. As a socially responsible company we are concerned to mitigate the possible negative impacts of our activity as far as possible. The projected treatment plant for waste from our Atocongo plant (detailed in this report) which involves an investment of US$ 600,000, is an example of these efforts.

We acknowledge and appreciate the commitment and support of the senior management of Cementos Lima S.A. and all its collaborators, similarly, we value the efforts of the community to improve its current situation and its enthusiasm for taking part in the different programmes implemented by Asociacion Atocongo.

Finally, we thank our strategic partners who have enabled us to implement these programmes and to join forces to create value for the neediest people of southern Lima.

Armando Casis
**General Manager**
**ASOCIACIÓN ATOCONGO**

# Our company

**SOCIAL AIMS**

The company's purpose is the manufacture and sell of clinker, cement and other construction materials, in Peru and abroad, as well as operation of the Conchan Pier and complementary installations.

The company may carry out all operations, actions or contracts and develop mining, manufacturing, commercial and port activities necessary or appropriate for the production and sale of clinker, cement and other construction materials.

The company may also invest in other companies engaged in similar activities and/or those that assist, develop or complement it in Peru or abroad. Its social aims include investment in other companies engaged in electricity generating.

**CORPORATE VALUES**

- Excellence
- Responsibility
- Ethical conduct as the norm
- Commitment
- Innovation
- Legality

**POLICIES AND MANAGEMENT SYSTEMS**

**Quality, environment, safety and occupational health policy**

"At Cementos Lima S.A. we are dedicated to the production and sale of clinker and cement and the provisions of port services.

**These are our commitments**:

- The satisfaction of our clients through the supply of products that meet ASTM standards and other agreed requirements, as well as complying with the specifications agreed for the provisions of port services.
- Control of the risks inherent in our activities, such as those relating to work carried out above ground level, in confined spaces and in areas with high temperatures and live electrical energy.
- The prevention of contamination and control of our environmental aspects, such as emissions, solid waste and energy consumption, thus contributing to improvements in the quality of life and of the community.
- Compliance with legal requirements and those entered into by the organisation, as well as the protection of our rights as a company.
- Protection of our operations against possible use by illegal organisations.
- Continual improvements to the effectiveness of our integrated management system.

Our success is based on the skills and attitude of everyone working here to protect quality, security, costs, harmony and the environment."



**INFRASTRUCTURE PROGRAMMES**

"The community is very grateful to Cementos Lima for all the help it has given. The latest donation we received was 188 bags of cement for a retaining wall so that vehicles now have somewhere to turn round. This work will enable the municipality to collect rubbish and will help with the transport of construction materials."

**Interviewee:** Mr Mariano Farfán
**Age:** 75
**Job:** Construction of a retaining wall through the Urban "Off to work" programme
**Location:** Primer Hogar Policial Marginal Settlement
**Nº of beneficiaries:** 300 families

# Board of directors

**Chairman** Ricardo Rizo Patrón
**Vice-chairman** Carlos Ugás
**Secretary** Julio Ramírez
**Treasurer** Alvaro Morales
**Director** Diego De La Torre
**Director** Maria Elena Rizo Patrón
**General Manager** Armando Casis
**Legal Adviser** Luis Gastañeta

---

# Mission

To help and actively promote action and projects, social, educational and cultural investment using its own resources and strategic alliance with Peruvian and international organisations and institutions. Also to contribute to an environment of cooperation and confidence between private companies and the community in order to achieve sustainable development.

# Vision

To be an organization known for its permanent commitment to social responsibility, which works to improve the quality of life of the community and society in general.




Asociación
Atocongo

# 01

## Corporate Sustainability

### Building excellence with responsability



**INNOVATIVE AND PARTICIPATORY INITIATIVES FOR PRESERVING THE ENVIRONMENT**

"Getting a project like this has been a great achievement for my community. It has meant a gradual improvement, particularly in food and we are still learning so that we can sell our crops and make an income that will enable us to pay for the basics like water and electricity".

**Interviewee:** Mrs Honorato Huamán
**Occupation:** Housewife
**Age**: 53
**Location:** Ciudad de Gosen marginal settlement
**District:** Villa Maria del Triunfo


ASOCIACION D
CIUD
Asociación Atocongo



# Corporate Sustainability

## ECONOMIC PERFORMANCE

In recent years we have consolidated, as far as the economic aspect is concerned, as the largest cement manufacturer in Peru, for which the international cement market is an important option. Improvement and the constant search for efficiency and cost control mark the path taken by management in its drive to increase the company's profitability and competitiveness, both in Peru and abroad.

## ECONOMIC INDICATORS 2005

The balance sheet and profit and loss account as at the 31st of December 2006, which have been approved by the annual general meeting, show turnover of S/.750 million (14% greater than in 2005) and net profits of S/.137 million, , that is 36% higher than in 2005 when the figure was S/.101 million.

For the sixth consecutive year, Cementos Lima S.A. was the leading exporter in Peru's non-metallic mining sector, accounting for 23,6% of total exports from that sector during 2006 (at FoB value in United States dollars).

This sustained leadership was acknowledged by the Association of Exporters (ADEX) and the Banco de Credito del Peru, which, in November awarded our Chairman Jaime Rizo Patron Remy the "Businessman of the Year: Peru Exports" award for 2005.

Expressed in dollars, exports grew 1.3% compared with 2005, because contract pri-



**For the sixth consecutive year, Cementos Lima S.A. was the leading exporter in Peru's nonmetallic mining sector, accounting for 23,6% of total exports from that sector during 2006 (at FoB value in United States dollars).**

ces for 2006 were 15% higher (compared with 2005), which offset a reduction in the volume exported when priority was given to the domestic market. The principal destinations for our exports were the United States (96,7%) and Ecuador (3,3%).

## GOOD CORPORATE GOVERNANCE

At Cementos Lima S.A. we believe that the true approach to sustainability incorporates not only excellence in economic and operations management, but also observance of the principles of good corporate governance and progressive implementation of improved practices. Thus our concern is a response both to a respect for the legislation governing our market and our desire to generate sustainable value.

**DOMESTIC AND EXPORT DESPATCHES**

(table Nº 1) in tons


Tons
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1998 1999 2000 2001 2002 2003 2004 2005 2006
0
45,805
46,647
385,235
525,337
588,567
708,570
971,226
855,024
1,915,393
1,618,431
1,549,814
1,385,569
1,467,970
1,501,344
1,574,297
1,742,884
1,941,701
Domestic Market
Export Market

Community in the southern cone of Lima



The declaration of the company's corporate values includes ethical conduct because this is the underlying essence of a management focused on good corporate governance.

## SOCIAL PERFORMANCE

### Indicators of corporate social responsibility (CSR)

Cementos Lima S.A. and Asociacion Atocongo have risen to the challenge of translating their commitment to sustainable development into a system of management that puts into practice their corporate social responsibility in a structured and systematic manner.

To achieve this it is necessary to have indicators to monitor and evaluate their practices in the different interest groups in an objective and measurable way. We therefore believe that the Ethos indicators are very useful tools.

We have accepted the challenge of incorporating these indicators into this report to evaluate our social responsibility, focusing on three interest groups: collaborators, the



1 El Instituto Ethos de Empresas y Responsabilidad Social es una organización brasilera no gubernamental creada en 1998, con la misión de movilizar, sensibilizar y



## COLLABORATORS

Management indicators concerning internal clients:

| | |
|---|---|
| Total number of employees in 2006 | 346 |
| Number dismissed during the year | 0 |
| Percentage of women in the company | 17.34% |
| Percentage of women in supervisory or management positions | 11.11% |
| Percentage of employees over 45 | 62% |
| Average hours of training a year | 49.24 |
| Average overtime per employee per year | 254 |
| Is the work force unionised? | Yes |

Collaborators meeting the safety regulations for hazardous working.



community and the environment.

**PROGRAMMES WITH OUR INTERNAL CLIENTS CONCERNING INDUSTRIAL SAFETY, AREA AND TECHNICAL INSPECTIONS AIMED AT THE PREVENTION OF INCIDENTS**

Our safety and industrial hygiene department has carried out different activities aimed at complying with legal requirements, internal regulations and the provisions of the Safety and Hygiene Programme for 2006.

These activities involved the following areas and operations:

a. Open pit mines or quarries.
b. Industrial plant.
c. Jetty and port installations.
d. Administrative and service buildings.
e. Cement warehouses.
f. Extensions or new buildings for Cementos Lima.

IN order to manage compliance with regulations concerning health, safety and the environment and the prevention of risks, the following controls have been implemented:

1.1. Safety committee
1.2. Identification and evaluation of risks
1.3. Accident investigation
1.4. Inspections and audits
1.5. Working regulations
1.6. Signalling
1.7. Emergency stations
1.8. Emergency plan
1.9. Fire fighting
1.10. Monitoring of physical / chemical contaminants and personal protection equipment.



| ACTIVITY | BENEFICIARIES |
|---|---|
| Medical examinations before hiring | 8 |
| Occupational clinical examinations | 196 |
| Chest X-rays (lungs) | 283 |
| Laboratory examinations | 310 |
| Induction training on occupational health and infectious and contagious diseases | 202 |

No cases of occupational illnesses were found among the workers.

**CERTIFICATION**

In order to identify, evaluate and manage the risks associated with tools and equipment, the following items are certified to international standard:

- Lifting gear, electrical and gas welding equipment
- Motor vehicles, both light and heavy
- Motor vehicle operators

**SAFETY IN INTERNAL AND EXTERNAL TRANSPORT**

In order to identify, evaluate and manage the risks associated with motorised equipment inside and outside the installations of Cementos Lima S.A. the following controls will continue:

- **Operators**: Defensive driving courses
- **Vehicles:** Safety inspections
- **The environment**: Horizontal and vertical signalling (only for external transport: on roads adjacent to CLSA's operations)

**OCCUPATIONAL HEALTH**

During 2006 the following occupational health activities were carried out as part of our commitment to our collaborators.


NOS HACE MÁS FUERTES
¡SIGAMOS MEJORANDO!
Cementos Lima s.a.
Mide
Analiza
Planifica
Actúa
Training scholarship holders in CSR, Cementos Lima S.A. auditorium

**DEVELOPMENT OF PERSONNEL AND SOCIAL WELFARE.**

**Training and development of our personnel**

The company provides training programmes to all personnel as part of its commitment to continual improvement. Thus, during 2006 a total of 17,036 M-H were provided, equivalent to an average of 49.24 hours per employee.

**CLASSIFICATION OF MAN-HOURS DEVOTED TO TRAINING**

| In-house | Outside the Company | | |
|---|---|---|---|
| | Peru | Abroad | Total |
| 2,649 M-H | 12,939 M-H | 1,448 M-H | 17,036 M-H |

The month of September saw the end of the fourteenth training programme for professionals, which involved 30 young professionals from different disciplines.

At the same time the fifteenth programme got under way, with the participation of 33 professionals.

| Classification | 2005 | 2006 |
|---|---|---|
| Scholarship holders | 30 | 33 |

Furthermore, and mindful of the need to help Peru's university students, the company was visited by 5,648 students from various universities.

Changes in personnel (as at the 31st of December each year) are shown in the following table.

**VARIATION IN PAYROLL**

| CLASSIFICATION | 2005 | 2006 |
|---|---|---|
| Administrative | 135 | 136 |
| Staff | 100 | 102 |
| Employees | 113 | 108 |
| **Total** | **348** | **346** |

The chart includes personnel working in the Atocongo plant, Conchan pier and administration offices.

## UNION NEGOTIATIONS

The company maintained harmonious relations with all its employees continued 2006 and this translated into high levels of performance and productivity.

## SOCIAL WELFARE PROGRAMMES FOR THE EMPLOYEES OF CEMENTOS LIMA AND THEIR FAMILIES

Cementos Lima S.A. encourages its employees and their families to take an active part in different activities, programmes and social projects aimed at helping to improve their quality of life.

**Individual attention to employees and their families**

We assist and support employees who are undergoing personal or family problems or situations. We also coordinate and arrange benefits deriving from Social Security, the company and its subsidiaries as well as medical and industrial accident insurance for our employees, pensioners and families. During 2006 we took such action 5,056 times.

**Our objective is to train people for the labour market and thus improve family incomes and, therefore, the quality of life.**

**Useful holiday programme for children, young people and adults**

The Useful Holiday - Summer 2006 programme was implemented from the 2nd of January to the 28th of February. Its purpose was to provide a set of activities aimed at encouraging good use of free time and the integral development of participants. The programme was aimed at children, young people and adults resident at the Atocongo Site

**Two types of activities were provided:**

- The first type was academic in nature, aimed at reinforcing primary education and computer skills. Medical and dental examinations were carried out. 272 students benefited, whose parents attended the Workshop for Parents. They also went on two excursions.
- The second area of activities consisted of a set of 10 workshops, some of which were: Early learning (50), Dance (110), Kung Fu (94), Volleyball (76), Aerobics (96), etc., and 602 people took part.

**Handicrafts programme for women**

Started in 2006, this is a programme aimed at young people and adults of both sexes. Its objective is to train people for the labour market or to work for themselves and thus increase the family income and, therefore, the quality of life.

It is organised thanks to an agreement between Cementos Lima S.A. and the Don Bosco Technical Production Centre (CETPRO) in Villa Maria del Triunfo.





**Play, theatre, music, the plastic arts and verbal expression increase children's social skills and self esteem.**

During the year 4 specialities were provided: Hotel trade and tourism (71), handicrafts (40), cosmetics (37) and electronics (12). A total of 125 participants qualified from the programme at Atocongo. From the start of the cooperation agreement in 1994 to date, Cementos Lima S.A. has helped 874 people to obtain official qualifications.

**Recreational programmes**

Between January and December 2006 a twice-weekly aerobics workshop was arranged for the company's female employees and for the wives of employees living on the Atocongo Site. A pilates workshop was also held for female personnel.

**Early learning programme**

This programme, which lasted 9 months, consisted of a workshop for girls and boys aged from 5 months to 3.1/2 years of age, the children of employees living on the Atocongo Site.

The purpose of the workshop was to use play, physical expression, music, art, the plastic arts, written and verbal expression to increase the children's social relation-ships and self esteem, and at the same time develop the motor, cognitive and linguistic functions, etc. Classes were held twice a week: on Tuesday and Thursday, three times a day according to age. The programme benefited a total of 30 children under 3.

02

# Community

## Building excellence with harmony



**INFRASTRUCTURE PROGRAMMES**

"Thanks to the help we receive from Cementos Lima, we have improved the quality of life of our community. The community covers 22 city blocks and there is an average of two thousand parcels in the upper section of this settlement and we don't have water or drainage yet. Nevertheless, with this retaining wall we soon will, we can start working on the water and sewerage connections."

**Interviewee:** Mr Teófilo Escalante
**Age:** 47
**Job:** Construction of retaining wall through the Urban "Off to work" Programme and Asociacion Atocongo Infrastructure Programme.
**Location:** Primer Hogar Policial Marginal Settlement
**District:** Villa Maria del Triunfo
**Nº of beneficiaries:** 2000 families.


PORTLAND TIPO I
SOL
Asociación
Atocongo



"Matemáticas Para Todos".
Capacitación a profesores del Cono Sur de Lima.
Aula de Cementos Lima S.A.

# Community

## MANAGEMENT INDICATORS FOR EDUCATIONAL PROGRAMMES

### COMPARISON CHART

Nº of students benefitting per programme 2005/2006)



Year 2005
Year 2006
Nº of students
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
8,164
11,474
9,978
3,234
240
180
770
1,265
493
115
0
770
1,640
1,640
0
194
Programmes
Mathematics for all
Environmental education
Strong voice
Teaching values
Art and the children of Pachacamac
Reading comprehension and social skills
"Living school" in Asia
Rum Rum Bus

**COMPARISON CHART**

Nº of teachers benefitting per programme (2005/2006)



Year 2005
Year 2006
Nº of teachers
350
300
250
200
150
100
50
0
141
297
100
100
22
22
30
22
6
7
0
20
62
62
0
12
Mathematics for all
Environmental education
Strong voice
Teaching values
Art and the children of Pachacamac
Reading comprehension and social skills
"Living school" in Asia
Rum Rum Bus
Programmes


**COMPARISON CHART**

Nº of teaching hours per programme (2005/2006)



Year 2005
Year 2006
Nº de hours
450
400
350
300
250
200
150
100
50
0
50
75
360
275
204
168
100
130
300
420
0
100
84
84
0
150
Mathematics for all
Environmental education
Strong voice
Teaching values
Art and the children of Pachacamac
Reading comprehension and social skills
"Living school" in Asia
Rum Rum Bus
Programmes


**COMPARISON CHART Nº I.E.**

Beneficiaries per district 2005/2006



Year 2005
Year 2006
Nº of schools
25
20
15
10
5
0
20
21
10
10
7
4
4
2
2
2
VMT
PACH
VES
SJM
LURIN
Districts



**An environmental education programme aimed at integral education in harmony with the environment.**

**EDUCATION PROGRAMMES**

Our aim is to develop the skills of all those involved in education: children, young people, teachers and parents in communities with fewer opportunities. In this way we will help to support an education based on values, attitudes, commitments and knowledge that will built the road to self-development.

**"Environmental education" programme**

The purpose of this programme was to promote environmental education in the Southern Cone of Lima, which would have the active participation of all actors (students, parents, teachers and the community) and guide the integral education of pupils in harmony with the environment.

The programme included important components such as field visits to the Amancay Sanctuary and a drawing competition entitled "Amancay Sanctuary".

**"Teaching Values" Programme**

This is a creative proposal to introduce the teaching of values into initial, primary and secondary education. It seeks to strengthen the personal and professional skills of teachers and to contribute to the creation of a positive climate in the classroom. The objective is for children and young people to develop spontaneous sentiments that will allow them to live in harmony and with a better level of understanding.

The programme includes a school for parents that strengthens their role as educators by providing information and guidance to improve childcare and support family harmony and the bond between parents and children.



**"Reading Comprehension and Social Skills" programme**
A pilot programme was started with the aim of strengthening the personal and professional abilities of teachers by developing their communications and social skills. This will enable them to handle new strategies in the fields of reading comprehension and education.

**Training in "The Environment and Values - STRONG VOICE" programme**
This programme, which was started in 2003, has produced young leaders in the districts of Villa Maria del Triunfo, Lurin and Pachacamac. Their values, good behaviour and basic knowledge have been strengthened, as well as their attitudes and skills, aimed at development, industrial production and social protection, in harmony with economic growth and the environment.

The young people of the "Buena Voz" programme have a space for dialogue which helps them to consolidate their personalities and psychological structure so that they can respond adequately to the social problems in which they are immersed.

Throughout 2006 they have been carrying out important activities such rubbish recycling, road safety education and others.



The RUM RUM El explorador programme is an interactive bus in which children develop skills through play which stimulates their knowledge and builds up their confidence.

**"Mathematics for All" programme**

As part of the national emergency programme, we have been involved since 2004 in a project called "Mathematics for All" in the public schools of the Southern Cone of Lima, with the aim of increasing the level of skill at mathematics. This methodology, used in German schools, consists of teaching mathematics using situations or examples from real life.

The creation of "book banks" in these schools is providing pupils with high-quality educational materials. In addition, various workshops are held to update, motivate and promote friendship among teachers from different schools.

**"RUM-RUM Explorer" programme**

This programme is an interactive bus in which children under 7 from the rural villages of Guayabo, Picapiedra and Quebrada Verde in the district of Pachacamac learn and develop skills through play which stimulates their knowledge and increases their self confidence.

**"Art, Children and Young People" programme**

"Art, Children and Young people" started in 2004 in conjunction with Asociacion Escuela Declara and aims to develop artistic abilities using the common language of art, for children and young people with few opportunities in the district of Pachacamac.

**EDUCATION PROGRAMMES**

"Having a programme like "RUM-RUM EXPLORER" is very important for our school. This bus, which has been equipped as a classroom for any subject, enables the children to develop skills and abilities other than the traditional ones. Here they learn through play, based on familiar circumstances so they learn more easily".

**Interviewee:** Catalina Quispe | **Occupation:** Head Mistress of I.E Nº 6100 "Santa María Reina"
**Programme:** Rum Rum Explorer | **Location:** CPR. Quebrada Verde | **District:** Pachacamac


Asociación
Atocongo
Cementos Lim



**KUNG FU PROGRAMME IN PACHACAMAC**

"I found out about Kung Fu when some kids said there was a Kung Fu teacher, so I went and the teacher let me take part, and that's how I got interested. The best thing this programme has shown me is respect for older people and discipline. When I grow up I'd like to be a doctor and if I get a black belt I'll be a Kung Fu teacher. I'd also like to travel to other places representing Peru."

**Interviewee:** Carlos Conde Rojas I **Age:** 12 años I **Origin:** CPR Guayabo
**District:** Pachacamac

**"Living School" de Asia programme**

Escuela Viva is a programme that was started in 2004 and ended in October 2006. It aimed to develop the cognitive and emotional abilities of students. It used the method developed by the Yachay Wasi Institute for Pedagogic Research, which places greater emphasis on knowledge than on rote learning and concentrates on achieving learning, by both students and teachers, in five areas: natural sciences, environmental education, sexual and reproductive health education, early learning and training in writing and reading comprehension.

**"Kung Fu" sporting, recreational and disciplinary programme**

Kung Fu is perhaps the most technically complex sporting discipline. Nevertheless it has the great advantage of being an art that very adaptable to its practitioners. For this reason it can be easily adapted for children who, by their nature, have a greater aptitude and disposition to try new things which amuse them and at the same time provide health and discipline.

We started the Kung Fu programme in the rural villages of Guayabo, Quebrada Verde and Picapiedra in the district of Pachacamac, with the participation of 100 children. Through the practice of this sport – art, we have helped them to grow stronger and healthier, to improve their self esteem and personality, and to give them a means of self defence.

Students have learned through Jung Fu that respect for the standards of everyday life has useful and necessary aims. They have also learned the importance of looking after their minds and bodies, which is an excellent defence against the bad habits that are so frequent in our society. The parents of this group of children were pleasantly surprised to learn that children who practice martial arts are much more tranquil and less aggressive than those who do not, as they don't feel the need to demonstrate in any violent way.



**Sports programmes**

At Asociacion Atocongo we are aware that the modern world requires people with good physical, emotional and intellectual training. The development of artistic, emotional and physical aspects through sport is as important as intellectual capacity, hence our interest in supporting and promoting sport in the community.

**5-a-Side Football - FUTSAL**

Since 2004, the Cementos Lima S.A. - Asociacion Atocongo tournament has institutionalised summer 5-a-side Futsal competitions in the Southern Cone of Lima and helped to promote this sport.

**Down Hill**

Down Hill is one of the most popular sports in the Southern Cone of the city. In 2005 many of the competitions, as well as the end-of-season tournament took place in the Amancay Sanctuary and were sponsored by the Asociacion Atocongo and Cementos Lima.

**Cultural, research and conservation programmes**

**Amancay Sanctuary**

It is in the company's interest that its quarrying activities continue in harmony with the environment, at its concessions in Pachacamac and Chilca, as well as encourage environmental awareness among the population and preserve the seasonal vegetation growing in neighbouring areas.

We are also continuing with research work to give educational institutions such as schools and universities, a better knowledge of the seasonal vegetation.

Amancay Sanctuary won the Business Creativity award for 2006 from the Universidad de Ciencias Aplicadas – UPC – in the following category: Care of the environment.



The different works carried out consolidate the active participation of the community and its identification with Asociacion Atocongo Cementos Lima S.A.

**Pueblo Viejo y Tablada de Lurín**
As part of an agreement with the Catholic University of Peru, we have carried out archaeological research projects at Pueblo Viejo and Tablada de Lurín.

The work carried out at Pueblo Viejo has clarified a number of questions on land management and use of the environment in areas of seasonal vegetation or lomas. Furthermore, archaeology students from the Catholic University of Peru carry out their practical work there.

**INFRASTRUCTURE PROGRAMMES**
The different projects carried out during 2006 consolidate the active participation of the community and its identification with Asociacion Atocongo-Cementos Lima S.A. Applications are carefully evaluated to ensure that donations of cement or other materials are used in the programmed projects, for example, retaining walls and school infrastructure.

Similarly, we have carried out important works with the Municipality of Villa Maria del Triunfo, central government (through the "A Trabajar Urbano" programme) and with the NGO "Tierra de Niños", details of which are given later on.

**"Institutional Strengthening for Public Schools" programme**
In our effort to join forces to achieve synergies, Asociacion Atocongo, in a strategic alliance with the Spanish aid agency Ayuda en Accion and the Tierra de Niños NGO, has been operating a programme since 2004 aimed at strengthening public schools and community organisations in the Southern Cone.

The objective of this alliance is to make innovative improvements in the infrastructure and equipment of these institutions, as well as developing training programmes in teaching and local management for head teachers and teachers of public schools, and community leaders.


CEMENTOS LIMA PERU S.A.

Construction of retaining wall in "Nuevo Paraíso" Marginal Settlement, José Carlos Mariátegui zone - Villa María del Triunfo



We are thus attempting to provide the children with appropriate premises that equipped to for an adequate education, and to provide community leaders with the skills to provide high-quality teaching and management.

**Urban "Off to work" programme**
Throughout 2006 Asociacion Atocongo has continued its direct participation in the community through support for infrastructure construction approved by the central government's Urban "Off to work" programme.

This programme seeks to generate temporary jobs in marginal urban areas, as a mechanism to fight poverty. Selected projects included the construction of footpaths, retaining walls and water and drainage networks.

The infrastructure programme aims to promote development through grass-roots organisations and district social organisations. The idea is to promote a culture of solidarity and sustainable development in which the individual is the driver of his own development.

**The infrastructure programme aims to encourage a culture of solidarity and sustainable development, in which individuals are responsible for their own progress.**

## APPLICATIONS FOR DONATIONS APPROVED BY BENEFICIARY

Comparison 2005-2006 (January-December)



Year 2005
Year 2006
Nº applications
120
100
80
60
40
20
0
(30%) 104
(37%) 71
(29%) 103
(27%) 52
(8%) 29
(10%) 20
(7%) 25
(5%) 9
(*18%) 62
(12%) 22
(8%) 27
(9%)17
Committee Group
Schools
Churches
Police / Armed forces
Local government
Others
Districts


(*) 2005: Includes disbursements approved under the MVMT agreement accepted in December 2004, approved in 2005.

## APPLICATIONS FOR DONATIONS APPROVED BY AGREEMENT

Comparison 2005-2006 (January-December)



Year 2005
Year 2006
Nº applications
250
200
150
100
50
0
(5%) 17
(4%) 8
(13%) 46
(18%) 34
(5%) 18
(2%) 3
(11%) 39*
(6%) 12
(66%) 230
(70%) 134
TDN
ATU
Fe y Alegria
Convenio MVMT
Others
Districts


(*) 2005: Includes disbursements approved under the MVMT agreement accepted in December 2004 approved in 2005.

**TRAINING PROGRAMME IN PACHACAMAC**

"I'm very satisfied with everything I've learned to make in this programme, such as cakes, ice cream cake, apple pie and "Doña Pepa" turron. I'm even doing it for a living, I've made several cakes for school proms in Manchay and Picapiedra and now they're asking me for a golden wedding cake. It's a great help for me, my children are at university and that's very expensive".

**Interviewee:** Alicia María Camacho Callahua | **Age:** 51 años | **Occupation:** Profesora de primaria
**Origin:** CPR Picapiedra | **District:** Pachacamac

## "ECONOMIC DEVELOPMENT AND LOCAL MANAGEMENT" PROGRAMME

This programme aims to generate development opportunities that can be used by the community to configure its own future through the incentive of active and responsible management.

The goal is to strengthen individual skills so that people can enter the competitive world of work, either working for a company or creating their own businesses.

With this in mind, Asociacion Atocongo has created a wide-ranging and effective action network by means of strategic alliances with international aid agencies and civil organisations, among others, and carries on the fight against poverty through the development of social organisations.

### "Training for Work" programme in the rural village of EL GUAYABO - Pachacámac

This is a programme that provides training for a group of around 34 women and one man. These people come mainly from three rural villages: El Guayabo, Picapiedra and Quebrada Verde, in the district of Pachacamac (women from Manchay also take part). Its aim is to train these people as auxiliary personnel in the hotel and catering industry and seeks to promote self employment through the creation of skills useful to small businesses of individuals or small groups, or to employees of other companies. Integral training based on values is also given in addition to the vocational training.


Boda de oro
Asociación Atocongo

**"Family Guidance" programme**

This programme is aimed at mothers and, in the future, fathers in the villages of El Guayabo, Picapiedra and Quebrada Verde in the district of Pachacamac. It covers subjects such as family and marriage, in order to strengthen the nuclear family.

Because its target population is mainly young, it is also aimed at adolescents and addresses their personal development through an education in values.

**Project competition:**
**"Innovative and participatory initiatives for conserving the environment". Agreement between Asociacion Atocongo and the UNDP Small Donations Programme**

Asociacion Atocongo and the United Nations Small Donations Programme have held two competitions entitled "Innovative Initiatives from Residents of the Southern Cone for Conserving the Environment", on the 31st of May and the 18th of September. Its purpose is to strengthen the role and level of management of the inhabitants and grass-roots organisations in the Southern Cone of Lima through raising awareness of environmental protection.

The projects will last two years and every project will receive financing of up to $25,000. It is worth pointing out that the winning projects from the first competition are being implemented, most of them successfully.



**THE PROJECTS, BOTH THOSE BEING IMPLEMENTED AND THOSE AWAITING IMPLEMENTATION ARE:**

| Nº | Project |
|---|---|
| 01 | Promoting food security through urban farming in sectors 6, 7, 9 and 10 of Villa El Salvador - Lima |
| 02 | Participatory planning for the management of El Manzano lomas – Pachacamac |
| 03 | Promotion of ecotourism in Lomas de Villa Maria, a participatory experience in the marginal settlement[1] Eden del Manantial, Jose Carlos Mariategui, Villa Maria del Triunfo - Lima |
| 04 | Urban farming by homes in sector 3 of Villa El Salvador - Lima |
| 05 | Urban replanting in marginal settlement Primero de Mayo - Nuevo Milenio Zone, Villa Maria del Triunfo - Lima |
| 06 | Urban farming in Gosen marginal settlement, – Villa Maria Zone 7 - Nuevo Milenio, district of Villa Maria del Triunfo - Lima |
| 07 | Encouragement of urban cycling in Villa Maria del Triunfo, Lima |
| 08 | Promotion of urban farming to improve the quality of life of the residents of San Gabriel Alto - Villa Maria del Triunfo - Lima. |
| 09 | Encouragement of environmental education and conservation of medicinal and aromatic plants at Jorge Basadre School Nº 6073 in Villa Maria del Triunfo - Lima. |
| 10 | Promotion of the use of luminous insect traps in Espiritu de Palo - Cañete |



| Institution | Budget US$ Asociacion Atocongo | Budget US$ UNDP | Status |
|---|---|---|---|
| Health Promoters Association - VES | **12,960** | **12,040** | **In progress** |
| Young People's Association - Amancaes | **1,000** | **1,000** | **Completed** |
| Loma Verde Enviromentalist Association | **11,940** | **13,060** | **In progress** |
| Families in Action Association | **12,580** | **12,420** | **In progress** |
| Santa Teresita Mothers Club in Primero de Mayo marginal settlement | **10,255** | **10,745** | **In progress** |
| Gosen marginal settlement | **12,740** | **12,260** | **In progress** |
| Extremos Sur Xtrem International Cycling and Sport Association | **12,540** | **12,460** | **In progress** |
| San Gabriel Alto Mothers Club | **12,500** | **12,500** | **In progress** |
| Jorge Basadre School Nº 6073 Parent teachers Association | **12,485** | **12,515** | **In progress** |
| Espiritu Santo Growers Association | **12,500** | **12,500** | **In progress** |



**THE PROJECTS, BOTH THOSE BEING IMPLEMENTED AND THOSE AWAITING IMPLEMENTATION ARE:**

| Nº | Project |
|---|---|
| 11 | A seed to grow: sustainable and productive parks in Sector 2 – VES |
| 12 | Promotion of urban farming by means of a pilot scheme for the disabled and their families – VES |
| 13 | Conservation of coastal areas of seasonal vegetation (lomas) through the use of cloud traps to encourage productive crops in the marginal settlements Bellavista, Los Angeles and Quebrada Alta – JCM Zone – VMT |
| 14 | Conservation of coastal lomas containing native species on land belonging to the Asociacion Agroindustrial Llanavilla -VMT |
| 15 | Environmental education |
| 16 | COMPOST: Urban farming in homes in of Zone 5 in VMT |
| 17 | Management and ecotourism in lomas at El Manzano – Pachacamac |
| 18 | Replanting at Tara. Nuevo Quilmana – Cañete |
| 19 | Urban farming for parish meals service at Tablada de Lurin |



| Institution | Budget US$ | | Status |
|---|---|---|---|
| | Asociacion Atocongo | UNDP | |
| Recuperar - ECOREC Ecological Association | **12,500** | **12,500** | **In progress** |
| TRINO - Disabled Persons Association | **12,500** | **12,500** | **In progress** |
| OSB Mother's Club, of the Women's Social Promotion Association - VMT | **12,500** | **12,500** | **In progress** |
| Llanvilla Agro-Industrial Association | **12,500** | **12,500** | **In progress** |
| Republica de Nicaragua School Nº 6076 | **12,500** | **12,500** | **Agreement awaiting subscription** |
| Jorge Chavez Market Traders Association, San Francisco de Tablada, Lurin | **12,500** | **12,500** | **Agreement awaiting subscription** |
| Amancaes Young People's Association | **12,500** | **12,500** | **Agreement awaiting subscription** |
| Nuevo Quilmana Poultry Producers Association | **12,500** | **12,500** | **Agreement awaiting subscription** |
| Tablada Parish Mothers Club Nº5 - VMT | **12,500** | **12,500** | **Agreement awaiting subscription** |



**"Improving the management of social programmes in Villa El Salvador" project**

This programme is being implemented through a strategic alliance between Asociacion Atocongo, Japan Fund Development, the World Bank, the NGO Prisma and the Municipality of Lima within its 'Construyamos' programme.

Its aim is to raise awareness and provide training, through participatory workshops in health and nutrition, to the leaders of organisations responsible for the social programmes in Villa El Salvador, the Glass of Milk programme, for example, communal meals programmes and others.

**The results of this programme were as follows:**

- Awareness raising workshops were held in 174 local authorities, for municipal officials, health workers and representatives of social organisations.
- 44 representatives of local councils, health authorities and social organisations completed a 'Training for Trainers' course in Management of Social Programmes, and received certificates from the University ESAN.
- 716 beneficiaries from Glass of Milk programme committees received training.
- An agreement was entered into with the Southern Lima office of the Ministry of Health to provide facilities for meetings and work.

One of the principal aims of the "Adopt your neighbourhood" programme is to encourage social inclusion for our young people in the Southern cone of Lima, giving them opportunities for developing their own projects to the benefit of the community.

**"Adopt your Neighbourhood" programme**
This programme was also implemented through an alliance between Asociacion Atocongo, Japan Fund Development, the World Bank, the NGO Grupo GEA and the Municipality of Lima as part of its 'Construyamos' programme.

The "Adopt your Neighbourhood" programme encouraged the social inclusion of young people between 14 and 24 in the Southern Cone of Lima, offering them opportunities to develop their own projects to benefit the surroundings, health and life in their neighbourhoods, which created social mobility in their communities.

Thus 45 socio-environmental projects were implemented by young achievers, which improved their self esteem and personalities, strengthened their leadership abilities and involved them further in their communities as they interacted with entities such as the local police, local government, school directors, churches, etc. Publication of bulletins "Voz Juvenil" and "Habla Lurín".

**INITIATIVES IMPLEMENTED**



LUR, 4
9%
VES, 1
2%
PACH, 5
11%
78%
VMT, 35

WINNERS OF THE SOCIAL PROJECTS COMPETITION

| Project | District |
|---|---|
| Implementation of the Asociación de Discapacitados José Gálvez rehabilitation centre | **Villa Maria del Triunfo** |
| Collection of PET 1 plastic containers and construction of a community centrel | **Villa Maria del Triunfo** |
| Refurbishment of a family recreation centre | **Villa Maria del Triunfo** |
| Fabrication of basic housing modules from pallets | **Villa Maria del Triunfo** |

**"BUILDING GOODWILL" CORPORATE VOLUNTARY WORK PROGRAMME**

In mid June 2006 we created a programme entitled "Building Goodwill" as a manner of encouraging corporate voluntary work among the collaborators of Cementos Lima S.A.

Building Goodwill came into being to help with the development of communities adjacent to the company. One of its first initiatives was a social projects competition: the collaborators of Cementos Lima S.A. were organised into groups (from 3 to 5 people in each) and submitted projects aimed at improving the living conditions of these communities. Four of these were selected.

The programme also has the advantage that it encourages union and solidarity among our collaborators, as well as greater teamwork.


Construyendo
Voluntades
Voluntariado Cementos Lima
trome



Measuring emissions

Since 1995 Cementos Lima S.A. has been monitoring air quality in its plants, in accordance with the monitoring programme contained in its Environmental Management Plan.

## ENVIRONMENTAL PERFORMANCE, INDICATORS AND RESOURCE CONSUMPTION

- **Annual electrical energy consumption:** 298.27 GWh (Plant, quarries, GEA Las Palmas (water wells)) and 1. 93 GWh at Conchan Pier
- **Annual fossil fuel consumption**
  **Diesel N°2**: 183 t
  **Bunker**: 13,261 t
  **Coal**: 237,068 t
  **Natural Gas**: 40,25 millones $NM^3$

## ENVIRONMENTAL STUDIES

Cementos Lima S.A. has 18 environmental management tools, such as environmental impact studies, environmental management and update programmes, statements under oath, etc. All of these have been obtained through the competent authorities; the majority have already been approved and the company is implementing an environmental management plan in accordance with the commitments assumed in each instrument.



## LIST AND CONDITION OF ENVIRONMENTAL STUDIES

| N° | Environmental Management Tools | N° | Environmental Management Tools |
|---|---|---|---|
| 1 | PAMA - Hydrocarbons Storage | 11 | EIS - Miguel Segundo |
| 2 | EIS - extension to Atocongo quarries | 12 | EIS - Atocongo - Conchan conveyor belt |
| 3 | EIS - Las Hienas concession | | |
| 4 | EIS - Mussa 2 concession | 13 | EIA - Virgen de Fatima |
| 5 | EIS - the marine environment and port activities | 14 | La Yarada statement under oath |
| | | 15 | EIA - Platanal (1) |
| 6 | EIS - port operations at Conchan Pier | 16 | Environmental evaluation of effluent treatment plant |
| 7 | EIS - Cristina concession | | |
| 8 | Sorpresa I statement under oath | 17 | EIS - Parco silica extraction project |
| 9 | EIS - Conchan I quarry | 18 | Statement under oath - Parco silica project |
| 10 | PAMA - industrial plant | | |

### ENVIRONMENTAL CONTROL, MONITORING PROGRAMME AND AIR QUALITY

Since 1995, Cementos Lima S.A. has monitored the air quality in its plants, in accordance with the monitoring programme established in its environmental management plan. To carry out this programme, the company uses sampling equipment for particles, gas analysers and meteorological towers. The environmental reports are sent to the competent authority, which is the Ministry of Production.

The aim is to evaluate the influence of the plant, quarries and port operations on the air quality of their areas of influence by comparison with air and noise standards included in current Peruvian environmental legislation.

The production units have air quality monitoring points at: the plant and quarries at Atocongo, Conchan Pier and the Cristina, Las Hienas, Virgen de Fatima and Las Dunas mining concessions.


LA SEGURIDAD ES MI
RESPONSABILIDAD"

| Concession | Sampling Points |
|---|---|
| Atocongo plant and nearby communities | José Gálvez (B) I Virgen de Lourdes (S) |
| Cristina mining concession | Cristina Sur (B) I Cristina Sur (S) |
| Las Hienas mining concession | Water pump (B) I Camp (S) |
| Conchan port operations | MC - 01 (B) I LC - 02 (S/.) |
| Las Dunas mining concession | Entrance (B) I Quarrying zone (S) |
| Virgen de Fatima mining concession | Entrance to village (B) I Medical post (S) |

(B) Upwind (S) Downwind (*) Invalidated because of electrical failure

**Particles**

The table summarises monthly and average annual concentrations of suspended particles less than ten microns (SP 10) for 2006.

As far as SP 10 over 24 Hours was concerned, the highest concentrations were measured in the communities of Virgen de Lourdes, adjacent to the plant, Cristina Sur downwind and Lomo Corvina, because of the particular conditions in the area (desert with heavy vehicle traffic, among others).



GASES

The values of CO, SO2 and NO2 measured at the monitoring points in the Virgen de Lourdes and Jose Galvez marginal settlements do not exceed the values established in Peruvian air quality standards, which are given below:

| | Concentrations | | |
|---|---|---|---|
| Monitoring Point | CO Average 8 Hours (pg/m$^3$) | $SO_2$ Average 24 Hours (pg/m$^3$) | $NO_2$ Average 24 Hours (pg/m$^3$) |
| **Virgen de Lourdes** | **1471** | **41** | **58** |
| **Jose Galvez** | **1032** | **32** | **18** |
| National Standard | 10,000 | 365 | 200 |

**The production units have air quality monitoring points at: Atocongo plant and quarries, Conchan pier, Cristina, Las Hienas, Virgen de Fatima y Las Dunas concessions.**

Parks and gardens in the Cementos Lima S.A. plant



**In 2006 we monitored gaseous emissions and carried out isokinetic sampling of particulate material in the plant's chimneys, to find out whether they are working properly and efficiently to produce cement in a cleaner way.**

### Noise

Noise levels in dB (A) during 2006 at the industrial plant monitoring points ranged between 44.9 dB and 79.3 dB and are less than the maximum value for noise of 80 dB (A) in industrial areas (S.D. N° 085-2003-PCM). On exception was the Virgen de Lourdes monitoring point, at which a large number of public service at the start of a bus route affect the noise level.

### Meteorology

Meteorological information was collected from a station located on Cerro La Cruz (the prevailing wind blows from the south east: 26.6%). This information shows the direction in which environmental contamination from our plant, quarries and port operation could travel.

### EMISSIONS INTO THE ATMOSPHERE

The cement manufacturing process includes several systems for reducing particle emissions, such as multi-cyclones, sleeve filters, collectors, mist system dust control, electrostatic precipitators, etc.

In 2006 we monitored gaseous emissions and carried out isokinetic sampling of particulate materials in the chimneys of our plant in order to verify that they were working correctly and efficiently in ensuring clean production of cement.



By means of S.D. Nº 003-2002-PRODUCT, the Ministry of Production approved maximum permissible limits (MPL) for emissions from kilns, compliance with which is obligatory; these are used as a reference and are detailed below:

**MAXIMUM PERMISSIBLE LIMITS IN PERU – PARTICULATE MATERIALS**

| Parameter | Standard | Kiln | MPL ($mg/m^3$) |
|---|---|---|---|
| Particulate materials | DS N° 003-2002-PRODUCE | Existing | 250 |
| | | New | 150 |

**EMISSION CONCENTRATION LEVELS FOR 2006**

**Particles**

The annual emission concentration of particulate materials from kilns I and II, the L2 clinker cooler, raw materials, clinker and coal mills were within the MPL (250 $mg/m^3$) required by PRODUCT.

It should be mentioned that in April 2006, the electrofilter system on kiln I was replaced by a sleeve filter system involving an investment estimated at 3.69 million dollars, which has improved particle retention from 129 $mg/m^3$ to 3 $mg/m^3$.



Not emitting 470 tons of CO2 each year means, from a social point of view, that the amount of water we are no longer using could supply 3,750 people.

PARTICULATE MATERIALS - 2006


mg/m³
600
500
400
300
200
100
0
250
22
2
3
516
16
55
2
53
L.M.P Perú
KILN II
Clinker Cooler L2
KILN I
Clinker Cooler L1
Raw Press
Clinker Press
Cement Mill
Coal Mill 1

**Integral water management**

One of the basic principles of water management is that water is a vulnerable and renewable resource which is essential to support life, development and the environment. Effective water management therefore requires an integrated approach which reconciles economic and social development with protection for natural systems.

With this principle in mind, Cementos Lima S.A. has developed activities that have ena-

**AVERAGE MONTHLY WATER CONSUMPTION OVER THE LAST ELEVEN YEARS**

Average monthly water consumption


m3
80000
70000
60000
50000
40000
30000
20000
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

bled it to improve integral water management, these activities include:

- Arranging with SEDAPAL for the correct percentage contribution to the sewage network (43%) of total water consumption to be applied (1998).
- Evaluation of the outfall flow rates for industrial and domestic effluent (1998).
- Implementation of production line 2 (1998), without the use of water to clean gases.
- Changes in the water mains from Las Palmas to the Atocongo plant to prevent loss of water from the main.
- Programmed maintenance of water and drainage services.
- Implementation of water saving devices in sanitary and domestic installations and drip irrigation of parks and gardens.

All the above has reduced water consumption by approximately 30%, which represents a saving in electricity consumption of 588,000 KWh/year because less water is being pumped. From the environmental point of view, this represents a reduction in $CO_2$ emissions of 470 t a year; and from a social point of view, it means that the quantity of water saved could be used to supply 3,750 people.

Furthermore, the important savings of energy resulting from reduced water consumption have produced economic benefits for the company in excess of 2.8 millions dollars to December 2006.



Artificial wetlands at the pilot waste water treatment plant

Cementos Lima S.A. uses environmental management tools approved by the competent authority, which include the environmental management plan and water quality monitoring programmes at all its production units.

The results obtained in evaluations of the plant and Cristina concession regarding water consumption and domestic use indicate that, from the point of view of physical / chemical quality, the water is acceptable to good.

Analyses of sea water at Conchan Pier and the lagoon formed at the Las Hienas and Las Dunas mining concessions were compared with classes IV and VI of the Water Act and indicate that the port and quarrying operations have not affected the quality of these water bodies.

**Effluent quality**

Effluent from the plant is discharged into the SEDAPAL sewer network and that from the Cristina concession is treated in a septic tank that has been approved by the Ministry of Health's Environmental Health Bureau (DIGESA).

The monthly results of effluent monitoring at our plant are compared against S.D. N° 003-2002-PRODUCE: "Approval of Maximum Permissible Limits for Effluent from Cement Manufacture Discharged into the Public Sewers" and the executive regulations for industrial effluent S.D. Nº 28-60-ASPL.

The monitoring programme, which includes sampling of physical and chemical parameters, uses a point on the sewer network near the company's Gonzalo Alarcon Barrera stadium. Effluent discharged into the SEDAPAL sewer network.



2 Class IV: Water in primary contact recreation zones (bathing and similar). Class VI: Water containing aquatic fauna, in which commercial or sports fishing takes place

**EFFLUENT QUALITY FROM THE PLANT DURING 2006**

The principal parameters evaluated during sampling and analysis of liquid effluent from Cementos Lima's operations are summarised below:

| Parameter | Units | Industrial plant | Maximum permissible limit | |
|---|---|---|---|---|
| | | 2006 average | Ministry of Production[1] | Executive Regulations for Industrial Effluent.[2] |
| Temperature | °C | 25.0 | 35,0 | 35,0 |
| PH | --- | 7.5 | 6 a 9 | 5.5 a 8.5 |
| Total suspended solids (TSS) | mg/l | 88.0 | 100 | --- |
| Biochemical oxygen demand (BOD) | mg/l | 135.8 | --- | < 1000 |
| Oils and grease | mg/l | 9.9 | --- | < 100 |

Source: Cementos Lima S.A.

(1) Maximum Permissible Limits for Effluent from Cement Manufacture for Discharge into the Public Sewers. D.S. N° 003-2002-PRODUCE

(2) Maximum permissible limit for industrial effluent discharged into the public sewers. D.S. N° 28/60 ASPL

The annual average results of the parameters included in the above table do not exceed the maximum permissible limits (MPL) for the cement sector, or the industrial effluent regulations.

**SOLID WASTE MANAGEMENT**

Cementos Lima generates industrial and domestic, hazardous and non-hazardous solid waste in its quarrying, port and manufacturing activities and hydrocarbons storage.

Waste handling covers all the company's operating production units.



## DESCRIPTION OF WASTE HANDLING

### Domestic waste

The domestic waste generated in the mess room and offices, in both the old and new plants, are stored temporarily in 1.6 m3 capacity containers or smaller containers identified by a given colour code. blue (organic waste), green (inorganic waste) and black (unusable waste). We thus seek to raise awareness among our employees regarding the segregation of waste. Collection, transport and final disposal is carried out by a solid waste service provider (EPS-RS), authorised by DIGESA.

During 2006 the plant generated an average of 53 t per month; 56% was from the camp and mess room, 29% from the old plant and 15% from the new plant.

As a way of helping our neighbours in Nueva Esperanza marginal settlement we provide the services mentioned by installing a container from which approximately 15.3 t of domestic waste are collected and disposed of at the Portillo Grande landfill site every month.

### Industrial waste

Industrial waste is generated by the operating units of Cementos Lima S.A. and constitute one of the company's significant environmental aspects. Our efforts are aimed at integral and efficient management based on prevention and care for the environment. These criteria are transmitted to supervisors and workers in order to minimise, control and temporarily store solid waste at a collection point within our installations (located in the former Enatru area). We also have two additional collection points: one for storing used oils and grease and the other for dust and construction waste from the new plant.

Industrial waste is removed by companies authorised by the Environmental Health Bureau



Panoramic view of the
Cementos Lima S.A. offices

(DIGESA) for treatment and final disposal and/or donation to institutions or third parties for use in t their own infrastructure.

In 2006 we disposed of the following industrial waste: scrap metal (358.61 t), conveyor belting (11.78 t), Nylon bolts (13.51 t), pallets (177.15 t), refractory bricks (970.26 t), paper bags (7.48 t) and used oil (142.53 t).

## ENVIRONMENTAL PROGRAMMES AND DEVELOPMENT OF ENVIRONMENT-FRIENDLY TECHNOLOGIES

### Plan for treating effluent in artificial wetlands

During 2006, Cementos Lima continued with its project to build an effluent treatment plant using artificial wetlands. With this in mind we applied to PRODUCE and the Environmental Health Bureau for the corresponding permits.

The project will be able to treat 18,000 m3 of effluent each month and will bring important hygiene and environmental benefits by reducing discharges and creating healthy ecological surroundings for the neighbouring population. It is also expected to provide an important economic benefit by saving water used for irrigation and reducing the cost of disposing of effluent through the public sewers.

### Change of fuel – use of natural gas

As a result of this project we have started using natural gas from the Camisea field as fuel for our cement manufacturing process, which has reduced gaseous emissions by more than 30 percent, improving environmental air quality and energy costs, which can now be calculated more accurately, after a continual period of production of at least one hundred and eighty days. At present the gas system for Kiln II is partially operative



The development of environment-friendly technologies enables us to treat 18,000 $m^3$ of effluent a month, resulting in a significant benefit to public health and the environment and creating healthy surroundings for neighbouring people.

and it is expected that the connection to Kiln I will be operational in April 2007. Accumulated investment as at the 31st of December 2006 amounted to US$ 5.45 million. The company has applied for carbon gas emission reduction certificates within the Kyoto Protocol's clean development mechanism, as a result of replacing coal with natural gas, these certificates are essential to the profitability of the investment.

**Reduction in emissions after replacing electrofilters on Kiln I with sleeve filters.**
The company's management prioritised improvements to the retention of particles from kiln I in 2005, this project was completed in March 2006 and involved a total investment of US$ 3.7 million.

The improvement consisted of replacing the electrofilter system with "Jet Pulse" type sleeve filters. This work has reduced emissions of particulate materials from kiln I from 231.74 mg/m3 (recorded in one of the electrofilter chimneys in 2005) to 3.24 mg/m3 (recorded annual average for 2006).

It is important to point out that the decision to prioritise investment in particle retention from kiln I has made a significant positive impact on the environment, as can be seen from the table of results, which shows the values before the change was made.



Alpacas and sheep – domestic species at Atocongo Zoological Garden

**Atocongo - Conchan conveyor belt will improve the environmental quality of the zone by reducing the number of heavy vehicles on the roads and improving the urban landscape with new roads and pavements.**

| Description | | | Particles (mg/m³) | | |
|---|---|---|---|---|---|
| Process | UNIT | COND | 2005 | 2006 | |
| | | | Before | After | |
| Kiln I | mg/m³ | OPER | 231,74 | 5,06 | 1,00 |
| | mg/m³ | | **231,74** | **3,24** | |

**Atocongo-Conchan conveyor belt**

This project has been under way since May 2005. It consists of the construction and commissioning of a tubular conveyor belt 8.2 Km long in a tunnel approximately 6.5 Km long between the plant in the district of Villa Maria del Triunfo and Conchan Pier in the district of Villa El Salvador, as well as surfacing of Lima, Del Parque and Maria Reiche Avenues, which will benefit the adjacent communities.

The project, which we expect to complete in the next 12 months, will improve the quality of the environment in the area by reducing heavy vehicle traffic and providing new road surfaces and pavements. The environmental impact study was approved in May 2002 by the Ministry of Production. The surfacing work and tunnels have been completed and part of the electromechanical equipment installed. As at the 31st of December 2006, the investment in this project amounted to US$ 30 million.

## PROTECTION AND CONSERVATION OF BIODIVERSITY

Protection of the environment and biodiversity inspired by the principles of sustainable development constitutes a key element in Cementos Lima's strategic planning. As a result we have created a zoo in the plant, in which we have planted more than 30 has. of land. We have implemented a continuous biological monitoring programme in the area of influence of our operations.





**Atocongo Zoological Garden**

The purpose of the zoological garden is to encourage the management of wild and domestic fauna in captivity. It provides an adequate habitat for conservation, domestication and breeding animals in captivity and plays an important role in educating employees and visitors, by raising awareness of the wealth of wild fauna and caring for this wealth. there is a total of 200 animals of 25 species, including ostriches, coatíes, zorros costeños, turtles, peacocks, deer, alpaca, etc. The garden also has essential services such as veterinary care and specialist personnel providing care, ornamentation and maintenance.

**Programmed visits for the general public**

As part of our community outreach programme, we have implemented a programme of guided tours to the zoological garden. These visits are governed by an internal regulation: from 9 to 11 a.m., on Tuesdays and Thursdays for the general public; and Fridays for institutions. During 2006, 605 visitors from 11 institutions and 24 private individuals visited the garden.

**Parks and gardens**

We have approximately 30 has. of parks and gardens in Atocongo and around Conchan Pier. Among other species planted are molle costeño and huarango. We have also implemented a sprinkler irrigation system on more than 20 has., which enables us to optimise water use.

**Biological monitors**

One of the commitments assumed by Cementos Lima in the environmental impact studies, is the biological monitoring of flora and fauna in the zones of influence of the Atocongo quarrying concession (area of seasonal vegetation) and the Las Hienas quarry concession (an area of stagnant water).

**Atocongo Zoological Garden, in the installations of Cementos Lima S.A. is home to a total of 200 animals of 25 species, including ostriches, coatis, foxes, tortoises, peacocks, deer and alpaca, etc.**



The principal objective of these programmes is to evaluate the natural environment in relation to the company's activities in these areas during the wet season (May – October) and dry season (November – April). Among the most frequently used indicators are the density and population diversity of plant and animal species.

On the Las Hienas concession the se coverage of vegetation, condition of the flora, population density and abundance of birds and fish in the lagoon formed by underground water from the quarry, were evaluated. According to the Ramsar Convention classification of wetlands, this ecosystem is a type 7 artificial wetland system, which includes all excavations, sand and gravel quarries and spoil heaps.

Plant species reported during 2006 include aquatic fern, heliotrope, verdolaguilla, acacia, palm, junco, lenteja de agua, totora , grama dulce and grama salada (this being the most abundant).

The evaluation of birds produced a total of 42 species belonging to 20 families, with an average of 560 individuals per census. The most representative bird family in the wetlands is the heron (fam. adeidae), followed by the gull (fam. laridae), with ducks in third place (fam. anatidae Fish species include the Guppy (poecilia reticulata), mojarra (aequidens rivalatus) and "lisa" (mugil cephalus). Mojarra is currently the most abundant species (the population has increased since CLSA prohibited fishing for the species) and is the main food source for numerous species of fish-eating birds.

During 2006 we found that at the Atocongo quarries, the vegetation consists mainly of low-growing grasses, which represent 48.5% of all species. Bushes, shrubs and cacti account for 33.3%; tree shrubs 18.2% while

**CHANGES IN THE ABUNDANCE OF FISH BETWEEN 1998 AND 2006**

Las Hienas Concession


Poecilia reticulata
Aequidens rivulatus
Mugil cephalus
Abundancia Relativa (Log 10)
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Mar-98
Oct-00
Feb-01
Jun-02
Dec-02
Set-03
Dec-03
Dec-04
Feb-05
Aug-05
Dec-05
Aug-06
Dec-06

introduced, invading or naturalised species accounted for 21.2%. Three areas were evaluated and Cerro Lúcumo, Atocongo and La Mora (zone I) were found to be the best preserved, with 51 species from 27 families recorded in the wet season and 33 species from 18 families in the dry season. The presence of larger numbers of species is linked to environmental humidity.

The results of monitoring in the dry season and wet season since December 2002 to date indicate clearly that the dominant families in the Atocongo quarry area are asteraceae, boraginaceae and solanaceae.

**Investment in the environment**

We have a logistic system for the collection and production of information on investment in the environment. This system includes classification of investment by production unit and type of investment, emissions control, air quality evaluation, biological controls, environmental studies and projects, maintenance and increasing parks and gardens and the zoological garden.

There are also special environmental investments that are individually administered because of the magnitude of the investment, aimed at improving environmental, social and economic performance to the benefit of the company, the employees and the community in general.

During 2006 the company invested approximately $3.56 million, distributed among its production units and the natural gas fuel project. These investments do not include the "Atocongo - Conchan Conveyor Belt" project These investments relate to the production of studies and environmental monitoring, such as air quality, atmospheric emissions, water quality, biological monitoring and other in-



## VALUES FOR ABUNDANCE, DENSITY AND VEGETATION COVERAGE IN THE ZONES EVALUATED AT THE ATOCONGO QUARRIES

| Sampling zones | Relative abundance (Nº of indiv.) | | Density (Nº of indiv./m²) | | Species | | Coverage (%) | |
|---|---|---|---|---|---|---|---|---|
| | Dry Season | Slight Humidity | Dry Season | Slight Humidity | Dry Season | Slight Humidity | Dry Season | Slight Humidity |
| I | 2292 | 35289 | 38.20 | 49.01 | | | 16.4 | 36.74 |
| II | 1264 | 6387 | 21.10 | 8.87 | 33 | 51 | 10.85 | 14.07 |
| III | 38 | 244 | 0.63 | 0.37 | | | 1.01 | 3.35 |

**ZONE I:** consists of Lúcumo, Atocongo and La Mora hills. This is the zone that is least influenced by the factors mentioned above. This zone is considered the best preserved.

**ZONE II:** consists of Cerro El Sol y La Luna, Quebrada Blanca and Polvorin. This zone receives the heaviest direct influence from the plant and adjacent quarries.

**ZONE III:** includes Cerro Zorritos, the areas adjacent to the community of Yanavilla, and the area surrounding "Villa María" cemetery near to Virgen de Lourdes. This area has the highest impact from human settlement.

vestments arising from commitments acquired through the company's environmental management tools in the different quarrying concessions (principally Las Hienas, Cristina, Las Dunas, Virgen de Fatima, Conchan Pier and the plant).

Investment in the management of natural resources amounted to US$316 881 in maintenance and increasing the area of parks and gardens, and US$ 40 060 in administration and maintenance of the zoological garden at Atocongo.

Accumulated investment from 1996 to 2006 amounts to more than $ 47.1 million.The main investment took place in Atocongo plant and quarries (more than $ 14.7 million), the environmental impact study for Conchan Pier (more than $2.4 million) and, of the special projects, the Atocongo - Conchan ecological conveyor belt, which accounted for approximately $30.0 million.

# 03

# Plans, challenges and future commitments

## Building excellence with commitment



**EDUCATIONAL PROGRAMMES**

"Asociacion Atocongo is developing programmes to improve the quality of education, one of them being 'Mathematics for All', for first, fifth and sixth grade students. This programme has been of great benefit to us because it has trained teachers and given us materials that low-income parents could not have bought themselves."

**Interviewee:** Blanca Neyra
**Position:** Directora de la I.E. N° 6014
**Programme:** Mathematics for All
**District:** Villa María del Triunfo


Asociación
Atocongo

# Alliances and participation

**Our Partners**

- Grass-roots organisations participating in our programmes and projects
- Collaborators of Cementos Lima
  - Programa de voluntariado "Construyendo Voluntades".
- Civil organisations
- UNDP Small Grants Programme - SGP
- Ayuda en Acción Foundation
- Tierra de Niños
- Grupo de Emprendedores Ambietales (GEA)
- Instituto Apoyo
- Servicios Educativos y Propuesta Social (SUMBI)
- Asociación Promotora de Educación Inicial Caritas Graciosas
- Asociación Escuela Declara
- Asociación Benéfica PRISMA
- Instituto Pedagógico Yachay Wasi
- Centro de Educación Técnica Productiva "Don Bosco"
- Seminario Diocesano Don Bosco – CPR Guayabo - Pachacámac
- A Trabajar Urbano job creation programme
- Ministry of Education – UGEL Nº 1
- Municipality of Lima
- Municipality of Villa Maria del Triunfo.
- Municipality of Villa El Salvador.
- Municipality of San Juan de Miraflores.
- Municipality of Lurin.
- Municipality of Pachacamac.
- Asociación Deportiva FUTSAL.
- Down Hill - Peru
- Partners for Democratic Change
- Red E América
- Peru 2021
- Red de Responsabilidad Social
- Pacto Global (Grupo NNUU)

**Platform for Participation**

- Round table for the fight against poverty - Southern Cone
- Association of Municipalities Southern Lima
- Southern Lima Integral Development Plan
- Citizens Safety Committee of Villa Maria del Triunfo
- Round table "Ciudad Productiva" - Villa El Salvador

Editing staff: Atocongo Association team
Graphic design and layout: Axis Consultores
Photography: Daniel Giannoni
Pre-press and print: Impresso Gráfica

Asociación Atocongo

Cementos Lima S.A. Social Responsability Organization

Av. Atocongo 3020, Villa María del Triunfo, Lima 35
Phone: (511) 293 1000 Fax: (511) 293 1122
postmaster@asociacionatocongo.org
www.asociacionatocongo.org

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

3

VAL-069-07

July 4, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of June 30, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

4

VAL-070-07

July 4, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of June 30, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/04/2007
30/06/2007

| | |
|---|---|
| NUMBER OF ADRs ISSUED: | 0 |
| NUMBER OF ADRs CANCELLED: | 0 |
| NUMBER OF ADRs OUTSTANDING: | 14,434 |
| # OF REGISTERED SHAREHOLDERS: | 1 |
| ADR PRICE: | 23.68 |
| ADR/PRICE INDEX: | 0.000 |
| ADR/ORDINARY RATIO : | 1: 1 |

FILE: TRA-ADRS1

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/04/2007
30/06/2007

| | |
|---|---|
| NUMBER OF ADRs ISSUED: | 0 |
| NUMBER OF ADRs CANCELLED: | 0 |
| NUMBER OF ADRs OUTSTANDING: | 0 |
| # OF REGISTERED SHAREHOLDERS: | 1 |
| ADR PRICE: | 23.68 |
| ADR/PRICE INDEX: | 0.000 |
| ADR/ORDINARY RATIO : | 1: 1 |

FILE: TRA-ADRS1

*(FREE TRANSLATION)*

**FILE NO.**
**82-3911**

GF.0096.07
Lima, July 12, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

5

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, July 18, 2007 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements as of June 30, 2007
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2007.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 9'590,249.19 against the 2007 partial earnings.

Dividend per Common Share US$ 0.23
Dividend per Investment Share US$ 0.023

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

GF.0097.07
Lima, July 18, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on July 18, 2007:

**Appointment of Outside Auditors**
The Board adopted the resolution of appointing DONGO-SORIA GAVEGLIO & ASOCIADOS SOCIEDAD CIVIL (member of PRICEWATERHOUSE COOPERS) as Outside Auditors for auditing our Financial Statements for the Fiscal Year 2007.

The Financial Statements for the Fiscal Years 2002 to 2006 were audited by MEDINA, SALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (member of ERNST & YOUNG)

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON7

6

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

Wednesday, July 18, 2007

Messrs.
CONASEV
Lima

**IMPORTANT EVENT: Communication of Resolutions adopted at the Shareholders' Meetings, Board of Directors' Meetings and Others**

---

As defined under Regulations of Important Events, Reserved Information and Other Communications approved by Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following:

Juridical Person: CEMENTOS LIMA S.A.
Type of Meeting: Board of Directors
Date: July 18, 2007
Comments: PARTIAL EARNINGS AGAINST THE NET DISTRIBUTABLE INCOME CORRESPONDING TO THE FISCAL YEAR 2007
It was dealed with the following matters:

- Distribution or Application of Earnings
- Appointment of DONGO, SORIA, GAVEGLIO Y ASOCIADOS SOCIEDAD CIVIL (member of PRICEWATERHOUSECOOPERS) to audit the Financial Statements for the Fiscal Year 2007.
- Approvement of the Unaudited Financial Statements as of June 30, 2007

INFORMATION DATA CONCERNING DE DISTRIBUTION OR APPLICATION OF EARNINGS

---

Concept: Obtained Earnings
Fiscal Year: 2007
Currency: US$
Total Amount: 9'590,249.19

Type of Stock: Common Shares
Number: 36'926,629
Modality: cash dividend
Currency: US$
Amount: 0.23 per share
% New Shares: 0

Type of Stock: Investment Shares

Number: 47'701,066
Modality: cash dividend
Currency: US$
Amount: 0.0230
% New Shares: 0

INFORMATION DATA CONCERNING THE RECORD AND PAYMENT DATES FOR THE DISTRIBUTION OR APPLICATION OF EARNINGS

---

Obtained earnings - Fiscal Year 2007 - US$
Date of Agreement: July 18, 2007

Type of Stock: Common Shares
Record Date: August 06, 2007
Payment Date: August 21, 2007

Type of Stock: Investment Shares
Record Date: August 06, 2007
Payment Date: August 21, 2007

Observations:
Place of payment: Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria
To Shareholders incorporated to the book entry system, the dividend will be paid through CAVALI

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

FILE: TRACON5

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

CEMENTOS LIMA S.A.
Balance Sheets
As of June 30, 2007 and December 31, 2006
In Thousands of New Soles

| | Notes | As of June 30, 2007 | As of December 31, 2006 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | 4 | 26,554 | 27,517 |
| Marketable securities | | 0 | 0 |
| Financial Assets at fair value through profit and loss | | 0 | 0 |
| Assets available for sale | | 0 | 0 |
| Held-to-maturity investmentes | | 0 | 0 |
| Derivatives | | 0 | 0 |
| Trade Accounts Receivable, net | 5 | 34,948 | 12,071 |
| Accounts receivable from Related Parties | 25 | 3,617 | 6,956 |
| Other Accounts Receivable, net | 6 | 6,010 | 10,453 |
| Inventories, net | 7 | 138,775 | 125,870 |
| Biological Assets | | 0 | 0 |
| Non current assets available-for-sale | | 0 | 0 |
| Prepaid Expenses | | 9,932 | 7,067 |
| Other Assets | 2,h | 13,561 | 26,954 |
| **Total Current Assets** | | 233,397 | 216,888 |
| | | | |
| **Non-Current Assets** | | | |
| Financial Investments | | 315,280 | 97,152 |
| Available-for-sale Assets | | 0 | 0 |
| Held-to-maturity Investments | | 0 | 0 |
| Derivatives | | 0 | 0 |
| Equity Method Investments | 8 | 315,157 | 97,029 |
| Other financial Investments | 8 | 123 | 123 |
| Long Term Accounts Receivable | | 0 | 0 |
| Long Term Accounts Receivable from Related Parties | | 0 | 0 |
| Other Long Term accounts receivable | 6 | 6,609 | 6,665 |
| Inventories, net | 7 | 34,970 | 32,860 |
| Biological Assets | | 0 | 0 |
| Real State Investments | | 0 | 0 |
| Property, Plant, and Equipment, net | 9 | 608,477 | 603,994 |
| Intangible Assets, net | 10 | 49,686 | 49,907 |
| Income Tax and workers´ profit sharing | | 0 | 0 |
| Goodwill | 2,t | 9,745 | 9,745 |
| Other Assets | 2,h | 65,266 | 51,688 |
| **Total Non-current Assets** | | 1,090,033 | 852,011 |
| **TOTAL ASSETS** | | 1,323,430 | 1,068,899 |

| | Notas | As of June 30, 2007 | As of December 31, 2006 |
|---|---|---|---|
| **Liabilities and shareholders´equity** | | | |
| **Current liabilities** | | | |
| Overdrafts | 11 | 124,210 | 7 |
| Debentures | 11 | 0 | 63,940 |
| Trade Accounts Payable | 12 | 11,559 | 27,758 |
| Accounts Payable to Related Parties | 25 | 11,668 | 14,086 |
| Income Tax and current workers´ profit sharing | | 26,540 | 24,195 |
| Other Accounts Payables | 13 | 38,032 | 22,841 |
| Provisions | | 0 | 0 |
| Available-for-sale liabilities | | 0 | 0 |
| **Total current liabilities** | | 212,009 | 152,827 |
| **Non-current liabilities** | | | |
| Debentures | 14 | 160,000 | 0 |
| Trade Accounts Payable | | 0 | 0 |
| Accounts Payable to Related Parties | | 0 | 0 |
| Deferred Income Tax and deferred workers´ profit sharing | 15 | 34,349 | 38,181 |
| Other Accounts Payable | | 0 | 0 |
| Provisions | | 0 | 0 |
| Deferred Income, net | | 0 | 0 |
| **Total Non-Current Liabilities** | | 194,349 | 38,181 |
| **Total Liabilities** | | 406,358 | 191,008 |
| **Shareholders´equity** | 16 | | |
| Capital stock | | 393,168 | 393,168 |
| Investment share | | 50,789 | 50,789 |
| Additional Capital stock | | 0 | 0 |
| Unearned Income | | 0 | 0 |
| Legal Reserve | | 73,853 | 73,853 |
| Other Reserves | | 0 | 0 |
| Retained Earnings | | 399,410 | 360,081 |
| Difference in Currency Conversion | | (148) | 0 |
| **Total Shareholders´ Equity** | | 917,072 | 877,891 |
| **TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY** | | 1,323,430 | 1,068,899 |

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the periods ended March 31, 2007 and 2006
In Thousands of New Soles

| | Notes | For the specific quarter from January 1st to June 30, 2007 | For the specific quarter from January 1st to June 30, 2006 | For the cummulative period from January 1st to June 30, 2007 | For the cummulative period from January 1st to June 30, 2006 |
|---|---|---|---|---|---|
| **Operating Income** | | | | | |
| Net Sales (operating income) | | 210,415 | 180,475 | 398,385 | 364,287 |
| Other Operating Income | | 1,875 | 2,128 | 3,533 | 3,969 |
| **Gross Revenue** | 18 | 212,290 | 182,603 | 401,918 | 368,256 |
| Cost of sales (operating) | | (103,933) | (110,680) | (197,542) | (214,108) |
| Other Operating Costs | | (1,716) | (966) | (3,525) | (2,249) |
| **Total Operating Costs** | 19 | (105,649) | (111,646) | (201,067) | (216,357) |
| **Gross margin** | | 106,641 | 70,957 | 200,851 | 151,899 |
| Selling Expenses | 21 | (6,444) | (6,364) | (12,221) | (12,523) |
| Administrative expenses | 20 | (25,446) | (22,282) | (48,817) | (44,975) |
| Gain or loss in sales of assets | | 0 | 0 | 0 | 0 |
| Other income | | 1,897 | 469 | 2,583 | 1,789 |
| Other expenses | | (591) | (790) | (964) | (3,177) |
| **Operating Income** | | 76,057 | 41,990 | 141,432 | 93,013 |
| Financial Income | 23 | 669 | 5,044 | 1,524 | 7,744 |
| Financial Expenses | 24 | (2,672) | (2,111) | (4,135) | (3,788) |
| Share in net earnings of related parties by Equity Method | 8,a | 3,541 | 1,512 | 4,407 | 3,024 |
| Gain or loss in derivatives | | 0 | 0 | 0 | 0 |
| ***Income before workers´ profit sharing and Income tax*** | | 77,695 | 46,435 | 143,228 | 99,993 |
| Workers´profit sharing | 15 | (7,462) | (4,593) | (14,098) | (9,954) |
| Imcome tax | 15 | (20,148) | (12,401) | (38,066) | (26,875) |
| **Income (Loss) Net of Continuous Operations** | | 49,985 | 29,441 | 91,064 | 63,164 |
| Income (Loss) Net of Discontinued Operations | | 0 | 0 | 0 | 0 |
| **Net Income (loss) of the period** | | 49,985 | 29,441 | 91,064 | 63,164 |
| | | | | | |
| **Net Income (loss) of the period** | | | | | |
| Basic Earnings (Losses) per common share | 27 | 1.199 | 0.706 | 2.184 | 1.515 |
| Basic Earnings (Losses) per investment share | 27 | 0.120 | 0.071 | 0.218 | 0.152 |
| Diluted earnings (losses) per common share | 27 | 1.199 | 0.706 | 2.184 | 1.515 |
| Diluted earnings (losses) per investment share | 27 | 0.120 | 0.071 | 0.218 | 0.152 |
| | | | | | |
| **Income (Loss) Net of Continuous Operations** | | | | | |
| Basic Earnings (Losses) per common share | | 1.199 | 0.706 | 2.184 | 1.515 |
| Basic Earnings (Losses) per investment share | | 0.120 | 0.071 | 0.218 | 0.152 |
| Diluted earnings (losses) per common share | | 1.199 | 0.706 | 2.184 | 1.515 |
| Diluted earnings (losses) per investment share | | 0.120 | 0.071 | 0.218 | 0.152 |

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

Statements of Cash Flow
For the periods ended as of March 31, 2007 and 2006
In Thousands of New Soles

| | Notes | From January 1st to June 30, 2007 | From January 1st to June 30, 2006 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| **Collections (entries) from:** | | | |
| Sales of goods or services and operating income | | 442,674 | 429,372 |
| Fees and commissions | | 0 | 0 |
| Interests and returns (not included in Investing activities) | | 0 | 0 |
| Dividends (not included in investing activities) | | 0 | 0 |
| Royalties | | 0 | 0 |
| Other collections in cash related to this activity | | 19,136 | 13,900 |
| **Less payments (disbursements) to:** | | | |
| Suppliers of goods and services | | (263,061) | (199,572) |
| Employee wages, salaries and severance indemnities | | (36,371) | (34,539) |
| Taxes | | (65,191) | (64,962) |
| Interests and returns (not included in financing activities) | | 0 | 0 |
| Royalties | | 0 | 0 |
| Other payments in cash related to this activity | | 0 | 0 |
| **Increase (Decrease) of cash and cash equivalents provided by operating activities** | | 97,187 | 144,199 |
| INVESTING ACTIVITIES | | | |
| **Collections (entries) from:** | | | |
| Loans to related parties | | 0 | 0 |
| Sale of Related Parties and other Operating Segments | | 0 | 0 |
| Sale of Financial Investments | | 0 | 0 |
| Sale of Real State Investments | | 0 | 0 |
| Sale of fixed assets | | 0 | 0 |
| Sale of intangible assets | | 0 | 0 |
| Interests and returns | | 0 | 0 |
| Dividends | | 0 | 0 |
| Other collections in cash related to this activity | | 0 | 0 |
| **Less payments (disbursements) to:** | | | |
| Loans to related parties | | 0 | 0 |
| Purchase or Related Parties and other Operating Segments | 8 | (213,848) | (41,434) |
| Purchase of Financial Investments | | 0 | 0 |
| Purchase of Real State Investments | | 0 | 0 |
| Purchase of Fixed Assets | 9 | (6,575) | (4,156) |
| Disbursements for work in progress of fixed assets | 9 | (31,564) | (30,640) |
| Purchase and development of intangible assets | 10 | (696) | (4,156) |
| Other payments in cash related to this activity | 2.h | (14,010) | (25,217) |
| **Increase (Decrease) of cash and cash equivalents used in investing activities** | | (266,693) | (105,603) |
| FINANCING ACTIVITIES | | | |
| **Collections (entries) from:** | | | |
| Increase in Bank Overdarafts | | 124,203 | 0 |
| Issuance and acceptation of Financial Liabilities | | 160,000 | 21,753 |
| Issuance of Shares or Paid-In Capital | | 0 | 0 |
| Sale of Treasury Shares | | 0 | 0 |
| Other collections in cash related to this activity | | 0 | 0 |
| **Less payments (disbursements) to:** | | | |
| Redemption or payment or Bank Overdrafts | | 0 | 0 |
| Payment or redemption of debentures | | (63,940) | (5,020) |
| Repurchase of Treasury Shares | | 0 | 0 |
| Interests and returns | | 0 | 0 |
| Dividends paid | | (51,720) | (37,326) |
| Other payments in cash related to this activity | | 0 | 0 |
| **Increase (Decrease) of cash and cash equivalents provided by financing activities** | | 168,543 | (20,593) |
| **Net Increase (Decrease) of cash and cash equivalents** | | (963) | 18,003 |
| Cash and cash equivalents Balance at the beginning of period | | 27,517 | 31,006 |
| Effect of exchange differences of Cash and Cash Equivalents | | 0 | 0 |
| **Cash and cash equivalents at end of period** | | 26,554 | 49,009 |

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

Statements of Cash Flow
For the periods ended as of March 31, 2007 and 2006
In Thousands of New Soles

| | Notes | From January 1st to June 30, 2007 | From January 1st to June 30, 2006 |
|---|---|---|---|
| RECONCILIATION OF NET INCOME TO NET CASH AND CASH EQUIVALENTS PROVIDED BY OPERATING ACTIVITIES | | | |
| Net income (loss) of the period | | 91,064 | 63,164 |
| **Plus :** | | | |
| **Adjustments to net income (loss) of the period** | | | |
| Estimation of Doubtful Debts | | 0 | 0 |
| Impairment of Inventory | | 0 | 0 |
| Changes in value of Biological Assets | | 0 | 0 |
| Depreciation and impairment loss of the period | 9 | 33,591 | 47,738 |
| Amortization of Intangible Assets | 10 | 917 | 1,363 |
| Amortization of other assets | 2,h | 13,825 | 12,798 |
| Provisions | | 0 | 0 |
| Loss in sale of financial investments | | 0 | 0 |
| Loss in sale of Derivatives | | 0 | 0 |
| Loss in sale of real state investments | | 0 | 0 |
| Loss in sale of fixed assets | 9 | 65 | 1,477 |
| Loss in sale of intangible assets | | 0 | 0 |
| Financial Expenses | | 0 | 0 |
| Share in net earnings of related parties, net of dividends received in cash | | 0 | 0 |
| Deferred workers' profit sharing and income tax | | 0 | 0 |
| Others | | 0 | 0 |
| **Less:** | | | |
| **Adjustments to net income (loss) of the period** | | | |
| Changes in value of Biological Assets | | 0 | 0 |
| Gain in sale of financial investments | | 0 | 0 |
| Gain in Sale of Derivatives | | 0 | 0 |
| Gain in sale of real state investments | | 0 | 0 |
| Gain in sale of fixed assets | | 0 | 0 |
| Gain in sale of intangible assets | | 0 | 0 |
| Financial Income | | 0 | 0 |
| Share in net earnings of related parties, net of dividends received in cash | | (4,407) | (3,024) |
| Deferred workers' profit sharing and income tax | | (3,561) | (3,742) |
| Others | | (20) | 0 |
| DEBITS AND CREDITS FOR NET CHANGES IN ASSETS AND LIABILITIES | | | |
| (Increase) Decrease of trade accounts receivable | | (22,877) | 13,304 |
| (Increase) Decrease of accounts receivable from related parties | | 3,339 | 2,151 |
| (Increase) Decrease of other accounts receivable | | 4,500 | (282) |
| (Increase) Decrease of inventories | | (15,015) | 20,895 |
| (Increase) Decrease of Biological Assets | | 0 | 0 |
| (Increase) Decrease of Non-current Available-for-sale Assets | | 0 | 0 |
| (Increase) Decrease of Prepaid Expenses | | (2,865) | 4,474 |
| (Increase) Decrease of Other Assets | | 0 | 0 |
| Increase (Decrease) of Trade accounts payable | | (5,893) | (13,598) |
| Increase(Decrease) of accounts payable to affiliates | | (2,418) | (3,136) |
| Increase (Decrease) of Current workers' profit sharing and income tax | | 2,345 | (1,289) |
| Increase (Decrease) of Other accounts payable | | 4,597 | 1,906 |
| Increase (Decrease) of provisions | | 0 | 0 |
| Increase (Decrease) of available-for-sale liabilities | | 0 | 0 |
| **Collections of:** | | | |
| Interest and Returns (not included in Investing Activities) | | 0 | 0 |
| Dividends (not included in Investing Activities) | | 0 | 0 |
| Exchange Difference | | 0 | 0 |
| **Paymentes for:** | | | |
| Income tax and workers'profit sharing | | 0 | 0 |
| Interest and Returns (not included in Financing Activities) | | 0 | 0 |
| Provisions | | 0 | 0 |
| Exchange Difference | | 0 | 0 |
| **Increase (Decrease) of cash and cash equivalents provided from operating activities** | | 97,187 | 144,199 |

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Statements of Changes in Shareholders' Equity
For the periods ended June 30, 2007 and 2006
In Thousands of New Soles

| | Capital stock | Investment share | Additional Capital stock | Unearned Income | Legal Reserve | Other Reserves | Retained Earnings | Difference in Currency Conversion | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance as of January 1st, 2006 | 393,168 | 50,789 | 0 | 0 | 73,853 | 0 | 295,403 | 0 | 813,213 |
| Gain (Loss) due to fair value of: | | | | | | | | | |
| 1. - Property, plant and equipment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. - Available-for-sale Fiancial Assets | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 3. Gain (Loss) due to coverage of Cash Flow and/or Net investment coverage in Overseas Operation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4. Gain (Loss) due to Exchange Difference | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5. Income (expenses) recognised directly in Equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Net Transfer of Unrealised Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7. Other net Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 8. Net Income (loss) of the period | 0 | 0 | 0 | 0 | 0 | 0 | 63,164 | 0 | 63,164 |
| Total of Recognised Income and Expenses | 0 | 0 | 0 | 0 | 0 | 0 | 63,164 | 0 | 63,164 |
| 9. Cummulative effect of changes in accounting policies and correction of errors | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10. Distributable profits transferred to legal reserves during the period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 11. Dividends declared and profit sharing agreed during the period | 0 | 0 | 0 | 0 | 0 | 0 | (37,452) | 0 | (37,452) |
| 12. New issuance of capital stock provided by shareholders' | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 13. Capital Reduction or redemption of investment shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 14. Treasury Shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 15. Capitalization de equity entries | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 17. Increases or decreases due to merges or splits | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 18. Translation to reporting currency | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 19. Other increases or decreases in equity items | 0 | 0 | 0 | 0 | 0 | 0 | 25 | 0 | 25 |
| Balance as of June 30, 2006 | 393,168 | 50,789 | 0 | 0 | 73,853 | 0 | 321,140 | 0 | 838,950 |
| Balance as of January 1st, 2007 | 393,168 | 50,789 | 0 | 0 | 73,853 | 0 | 360,081 | 0 | 877,891 |
| Gain (Loss) due to fair value of: | | | | | | | | | |
| 1. - Property, plant and equipment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. - Available-for-sale Fiancial Assets | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 3. Gain (Loss) due to coverage of Cash Flow and/or Net investment coverage in Overseas Operation | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4. Gain (Loss) due to Exchange Difference | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5. Income (expenses) recognised directly in Equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Net Transfer of Unrealised Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7. Other net Transfers | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 8. Net Income (loss) of the period | 0 | 0 | 0 | 0 | 0 | 0 | 91,064 | 0 | 91,064 |
| Total of Recognised Income and Expenses | 0 | 0 | 0 | 0 | 0 | 0 | 91,064 | 0 | 91,064 |
| 9. Cummulative effect of changes in accounting policies and correction of errors | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10. Distributable profits transferred to legal reserves during the period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 11. Dividends declared and profit sharing agreed during the period | 0 | 0 | 0 | 0 | 0 | 0 | (51,772) | 0 | (51,772) |
| 12. New issuance of capital stock provided by shareholders' | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 13. Capital Reduction or redemption of investment shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 14. Treasury Shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 15. Capitalization de equity entries | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 17. Increases or decreases due to merges or splits | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 18 Translation to reporting currency | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (148) | (148) |
| 19. Other increases or decreases in equity items | 0 | 0 | 0 | 0 | 0 | 0 | 37 | 0 | 37 |
| Balance as of June 30, 2007 | 393,168 | 50,789 | 0 | 0 | 73,853 | 0 | 399,410 | (148) | 917,072 |

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

END